ORIGINAL


03056926

AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON 4/23/2003


REGISTRATION NO. 24-10052

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-A
REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

K.R. Whitney & Company
(Exact name of registrant as specified in charter)

Illinois
(State or Jurisdiction of
Incorporation or organization)

260 East Chestnut Street, Suite 1514
Chicago, Illinois 60611
(312) 310-0400

(Address and telephone number of principal executive offices
and principal place of business)

Kent R.E. Whitney
Chief Executive Officer
260 East Chestnut Street, Suite 1514
Chicago, Illinois 60611
(312) 310-0400

(Name, address and telephone number of agent for service)

COPY TO:
David J. Wagner, Esq.
David Wagner & Associates, P.C.
Penthouse Suite 8400 East Prentice Avenue
Greenwood Village, Colorado 80111
(303) 793-0304

7389
(Primary Standard Industrial
Classification Code Number)

05-0547507
(I.R.S. Employer
Identification Number)

THIS OFFERING STATEMENT SHALL ONLY BE QUALIFIED UPON ORDER OF THE COMMISSION, UNLESS A SUBSEQUENT AMENDMENT IS FILED INDICATING THE INTENTION TO BECOME QUALIFIED BY OPERATION OF THE TERMS OF REGULATION A.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Amount to be Registered	Maximum Offering Price Per Security	Amount of Aggregate Offering Price	Registration Fee(1)
Common Stock, $0.0001 par value	1,000,000	$0.25	$250,000	$100
TOTAL				$100

(1) Minimum fee. Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933, as amended(the "Act").

1 of 72 page

PART I
NOTIFICATION

Item 1. Significant Parties.

(a) The issuer's directors:

Kent R. E. Whitney
260 East Chestnut Street, Suite 1514 (business address)
Chicago, Illinois 60611
233 East Wacker Dr. (home address)
Chicago, Illinois 60601

Charles J. Umbright
260 East Chestnut Street, Suite 1514 (business address)
Chicago, Illinois 60611
16257 Goose Lake Dr. (home address)
Crest Hill, Illinois 60435

John T. Quinlan
260 East Chestnut Street, Suite 1514 (business address)
Chicago, Illinois 60611
1085 Cambridge Drive (home address)
Buffalo Grove, Illinois 60089

(b) The issuer's officers

Kent R. E. Whitney
260 East Chestnut Street, Suite 1514 (business address)
Chicago, Illinois 60611
233 East Wacker Dr. (home address)
Chicago, Illinois 60601

Charles J. Umbright
260 East Chestnut Street, Suite 1514 (business address)
Chicago, Illinois 60611
16257 Goose Lake Dr. (home address)
Crest Hill, Illinois 60435

(c) The issuer's general partners- Not applicable

(d) Record owners of more than five percent of any class of the issuer's equity securities:

Kent R. E. Whitney
260 East Chestnut Street, Suite 1514 (business address)
Chicago, Illinois 60611
233 East Wacker Dr. (home address)
Chicago, Illinois 60601

(e) Beneficial owners of more than five percent of any class of the issuer's equity securities:

Kent R. E. Whitney
260 East Chestnut Street, Suite 1514 (business address)
Chicago, Illinois 60611
233 East Wacker Dr. (home address)
Chicago, Illinois 60601

(f) Promoters of the issuer:

Kent R. E. Whitney
260 East Chestnut Street, Suite 1514 (business address)
Chicago, Illinois 60611
233 East Wacker Dr. (home address)
Chicago, Illinois 60601

(g) Affiliates of the issuer:

Kent R. E. Whitney
260 East Chestnut Street, Suite 1514 (business address)
Chicago, Illinois 60611
233 East Wacker Dr. (home address)
Chicago, Illinois 60601

Charles J. Umbright
260 East Chestnut Street, Suite 1514 (business address)
Chicago, Illinois 60611
16257 Goose Lake Dr. (home address)
Crest Hill, Illinois 60435

John T. Quinlan

260 East Chestnut Street, Suite 1514 (business address)
Chicago, Illinois 60611

1085 Cambridge Drive (home address)
Buffalo Grove, Illinois 60089

(h) Counsel to the issuer with respect to the proposed offering:

David Wagner & Associates, P.C.
Penthouse Suite 8400 East Prentice Avenue
Greenwood Village, Colorado 80111

(i) thru (m)- Note applicable

Item 2. Application of Rule 262.

None of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

Item 3. Affiliate Sales.

It is anticipated that the issuer may make sales of shares to officers, directors and present shareholders of the issuer and persons associated with them, and that such persons may purchase up to 20% of the shares offered hereby. Such purchases, if any, must be made in a manner not inconsistent with a public offering of the issuer's shares. Such purchases will be for investment purposes. To the extent these persons purchase shares in the offering, the number of shares required to be purchased by the general public such that the amount for closing is reached will be reduced by a similar amount. These purchases may be used to reach the amount for closing in the event such amount is not reached as a result of purchases by the general public. Consequently, this offering could close with a greater percentage of securities being held by present shareholders than is depicted by the foregoing table. Such purchases, if made, will be for investment purposes only. Otherwise, none of the proposed offering involves the resale of securities by affiliates of the issuer.

Item 4. Jurisdiction in Which Securities are to be Offered.

(a) Not applicable

(b) The issuer plans to sell securities in Illinois and Colorado.

Item 5. Unregistered Securities Issued or Sold Within One Year.

(a)

(1) The name of the issuer is K.R. Whitney & Company.

(2) The title and amount of securities issued: common shares; 4,600,000 shares

(3) The aggregate offering price or other consideration for which they were issued
was $32,050. The basis for computation was the cash or past services which were given for securities.

(4) The names and identities of the persons to whom the securities were issued:

Kent R.E. Whitney	Charles Umbright	John Quinlan
Jamie Thomas	Chuck Burton	Michael Cantral
Barbara Diethert	Anthony Gee	Cynthia Harris
Laura Hubers	Ryan Kaszycki	Eric Khazei
Nicole Khazei	Albert Lahaie	Lisa Lapinne
James McLennan	Douglas Morrion	Igor Prelte
Kevin Quinlan	John Roth	Jolaine Roth
Julie Roth	Sterling Smith	Faye Spiro
Spoons, LLC	Peter Thomas	Jim Thorell

Karen Thorell   J. Randall Thrall   Guy Umbright
Steven Umbright

(b) No unregistered securities of the issuer or any of its predecessors or affiliated issuers were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer.

(c) In all of the transactions shown above, the issuance, delivery and sale of our common stock was made pursuant to the private offering exemption within the meaning of Section 4(2) and 3(b)of the Act and Rule 504 thereunder; and the issuer has issued stop transfer orders concerning the transfer of certificates representing all the common stock issued and outstanding as reported in this section.

Item 6. Other Present or Proposed Offerings.

Neither the issuer or any of its affiliates are currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A.

Item 7. Marketing Arrangements.

(a) There are no arrangements known to the issuer or any person named in response to Item 1 above or to any selling security holder (there are none) in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

(2) To stabilize the market for any of the securities to be offered;

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

(b) There is no underwriter in this offering.

Item 8. Relationship with Issuer of Experts Named in Offering Statement.

No expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or thereafter, had any material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee.

Item 9. Use of a Solicitation of Interest Document.

No written document or broadcast script authorized by Rule 254 was used prior to the filing of this notification.

PART II
OFFERING CIRCULAR

The information in this offering circular is not complete and may be changed. We may not sell these securities until the offering statement filed with the Securities and Exchange Commission is effective.
OFFERING CIRCULAR

Subject to Completion

K. R. Whitney & Company

1,000,000 Common Shares

par value $.0001 per share.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK AND SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT AFFORD THE LOSS OF HIS ENTIRE INVESTMENT.

This is a public offering of our common stock. References in this document to "us," "we," or "the Company" refer to K.R. Whitney & Company. Prior to this offering, there has been no public market for any of our securities, and there is no assurance that any will develop, or that if a market should develop that it will continue.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITEIS ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDNET DETERMINATION THAT THE SECURITIES OFFEERERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

	Price to Public	Broker-Dealer Commissions (1) (2)	Proceeds to Company (1) (2) (3)
Per Share	$ 0.25	$0	$ 0.25
Total Minimum (200,000 Shares)	$ 50,000.00	$0	$ 50,000.00
Total Maximum (1,000,000 Shares)	$250,000.00	$0	$250,000.00

(See Notes on Following Page)

K. R. Whitney & Company
260 East Chestnut Street
Suite 1514
Chicago, Illinois 60611
(312) 310-0400

Date

(1) The Shares are offered by us on a "best efforts" basis through certain of our officers and directors for a period of 60 days from the date of this offering circular (which we may extend an additional 90 days at our discretion). Pending sale of the 200,000 shares minimum, all proceeds will be held in escrow by the Escrow Agent for this offering. The Escrow Agent is Community Banks of Colorado. Funds will be deposited in such escrow account no later than noon on the business day following receipt. In the event the minimum is not sold within the 90-day offering period or any extension, this offering will terminate and all funds will be returned promptly to subscribers by the Escrow Agent without any deductions or payment of interest. Subscribers will not be entitled to a return of funds from such escrow during the 90-day offering period or any extension period. See "TERMS OF OFFERING."

(2) We are conducting this offering ourselves and do not plan to use brokers or dealers. We have retained no underwriter and do not plan to use one. If we must retain an underwriter, a broker or a dealer, we will suspend of this offering until such time as our offering statement, including this offering circular, can be amended to reflect such retention and be reviewed by the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and state regulatory authorities.

SUBSCRIBERS PURCHASING THE SHARES SHOULD MAKE THEIR CHECKS PAYABLE TO "K.R. WHITNEY & COMPANY-COMMUNITY BANKS OF COLORADO, ESCROW AGENT."

TABLE OF CONTENTS

THE SHARES ARE OFFERED BY US SUBJECT TO PRIOR SALE, ACCEPTANCE OF AN OFFER TO PURCHASE, WITHDRAWAL OR CANCELLATION, DELIVERY TO AND ACCEPTANCE BY US, APPROVAL OF COUNSEL AND CERTAIN OTHER CONDITIONS. SEE "TERMS OF OFFERING."

7.

OFFERING CIRCULAR SUMMARY

Please read this entire offering circular carefully. This summary may not contain all of the information that is important to or that you should consider before buying the shares in the offering. References in this offering circular to "us," "we," or "the Company" refer to K.R. Whitney & Company.

OUR COMPANY

K. R. Whitney & Company is a Illinois development stage corporation organized on January 2, 2003, to engage in the business of offering business planning and management consulting services as well as financial public relations. We are in the development stage. Although our management has preliminarily identified several possible clients, we have not yet entered into any consulting agreements. We intend to engage in the business of providing business planning and management consulting services to development stage companies. These consulting services will include computerized data analysis of prospective merger or acquisition candidates, assistance in formulating and preparing business methods of financing; and may include assistance with recruiting management, product planning and marketing and advertising. We may assist these companies in various business planning areas such as introducing our clients to potential suppliers, customers, joint venture or merger partners, and by assisting our clients in establishing relationships with bankers and other professionals, including management consultants, recruiters, legal counsel and independent accountants. We also intend to assist clients with bridge financing. We may purchase equity interests in some of our clients. See "BUSINESS."

Our office, which we sublease at a monthly rent in the amount of $100 from Kent R. E. Whitney, our President, is located at 260 East Chestnut Street, Suite 1514, in Chicago, Illinois 60611. Our telephone number is (312)-310-0400. See "BUSINESS -Facilities" and "CERTAIN TRANSACTIONS."

KEY FACTS

Type of security offered . . . . .1,000,000 Common Shares, par value $.0001 per share.

	Minimum	Maximum
Common Shares outstanding prior to offering	4,600,000	4,600,000
Common Shares offered	200,000	1,000,000
Common Shares outstanding after offering	4,800,00	5,600,000
Risk Factors.......................................	Our proposed business is subject to number of significant risks. See "Risk Factors" on page .	
Approximate Percentage of Common Shares to be owned by present shareholders after the offering	96 %	82%

We may make sales of shares to our officers, directors and present shareholders and persons associated with them. Such persons may purchase up to 20% of the shares in this offering. Such purchases, if any, must be made in a manner not inconsistent with a public offering of our shares and only for investment purposes. To the extent these persons purchase shares in the offering, the number of shares required to be purchased by the general public such that the amount for closing is reached will be reduced by a similar amount. These purchases may be used to reach the amount for closing in the event such amount is not reached as a result of purchases by the general public. Consequently, this offering could close with a greater percentage of securities being held by present shareholders than is depicted by the table above. See "TERMS OF OFFERING".

USE OF PROCEEDS

Depending on whether the minimum (or maximum) offering amount is sold, net proceeds of $35,000 (minimum) are intended to be applied over the next nine to twelve months substantially as follows: Administration expenses $22,000; promotion, marketing, bridge financing and purchase of interest in other companies $10,000 and the balance of $3,000 for working capital; net proceeds of $235,000 (maximum) are intended to be applied over the next nine to twelve months substantially as follows: Administration expenses $60,000; promotion, marketing, bridge financing and purchase of interest in other companies $150,000 and the balance of $25,000 for working capital. See "USE OF PROCEEDS" and "BUSINESS.".

SUMMARY FINANCIAL DATA

The following table summarizes our financial data. The balance sheet data includes a column entitled "As Adjusted" that reflects the sale of 200,000 shares (minimum) and 1,000,000 shares (maximum), respectively of common shares at an assumed offering price of $0.25 per share, without any provision for broker-dealer commissions, and estimated offering expenses of $15,000. You should refer to the financial statements included elsewhere in this offering circular for a more complete description of our financial condition.

	From inception thru February 28, 2003	Minimum	Maximum
Net Sales	$-0-		
Total Operating Expenses	$11,020		
Net Loss	$11,020		
Basic Net Income (Loss) Per Common Share	$(0.00)		
Weighted Average Common Shares Outstanding	4,514,333		
Weighted Average Common Shares and dilutive Potential stock Outstanding		4,714,333	5,514,333
Dilutive Net Income (Loss) Per Common Share		$(0.00)	$(0.00)

	February 28, 2003 BALANCE SHEET DATA	AS ADJUSTED MINIMUM	AS ADJUSTED MAXIMUM
Cash	$27,030	$62,030	$262,030
Total assets	$39,030	$74,030	$274,030
Total liabilities	$18,000	$18,000	$18,000
Total stockholders equity(deficit)	$21,030	$56,030	$256,030

"As Adjusted" data reflects the sale of 200,000 shares (minimum) and 1,000,000 shares (maximum), respectively of common shares at an assumed offering price of $0.25 per share, without any provision for broker-dealer commissions, and estimated offering expenses of $15,000. No dividends have been declared or paid for any of the periods presented.

RISK FACTORS

You should carefully consider the risks and uncertainties described below; and all of the other information included in this offering circular, before you decide whether to purchase shares of our common stock. Any of the following risks could materially adversely affect our business, financial condition or operating results and could negatively impact the value of your investment.

RISK FACTORS RELATING TO OUR BUSINESS

WE ARE RECENTLY INCORPORATED AND HAVE HAD NO OPERATIONS. WE MAY NEVER HAVE OPERATIONS OR BE PROFITABLE.

We were incorporated in the State of Illinois on January 2, 2003. We have had no operations to date. We cannot assure that our planned activities will be successful or result in revenue or profit to us.

OUR CAPITALIZATION IS EXTREMELY LIMITED, AND WE HAVE MINIMAL FUNDS AVAILABLE FOR OPERATIONS.

Even after completion of this offering, our capital will be insufficient to conduct more than very limited operations. We expect to receive from this offering net proceeds of from $35,000 to $235,000, which our management believes will be sufficient to implement our initial plan of operation. However, if unforeseen circumstances occur, our capitalization may be such that, even following completion of this offering, our management may be unable to implement our plan of operation.

WE HAVE NOT ENGAGED IN ANY OPERATIONS. WE HAVE NO CONTRACTS AND MAY NEVER BE ABLE TO COMPETE EFFECTIVELY.

Although our management has identified prospective clients for our consulting services, we have not yet engaged in any negotiations for our engagement or entered into any contracts to provide consulting services. We are new, have no operating history and, therefore, will have difficulty entering established fields. There are numerous consulting firms which are larger, better established, better financed and better known than we are now or can expect to be in the foreseeable future. Even if the maximum number of shares is sold, we will have comparatively limited funds available for bridge loan purposes and will be at a competitive disadvantage to firms that can offer larger amounts. We cannot expect to be a significant participant in the market for our services within the foreseeable future.

YOU WILL NOT BE ABLE TO EVALUATE OUR POTENTIAL INVESTMENTS PRIOR TO OUR SELECTION OF THEM.

In addition to our primary business plan of business planning and management consulting services, the proceeds of this offering may be invested in business opportunities which have not yet been selected by us. As a result, the uncertainty and risk of investment in us is increased since investors are unable to evaluate the economic merit of any investments which may be made by us. We have are no agreements or preliminary understandings have been reached for any specific investment or acquisition.

OUR MANAGEMENT HAS LIMITED EXPERIENCE IN THE AREA OF GENERAL CONSULTING SERVICES.

Although both of our officers have been engaged in numerous businesses, only Mr. Whitney, our President, has served as a consultant which has been in the area of general consulting services. Our other officers and directors have had no prior experience in managing a company providing general consulting services. We may be engaged to provide services to companies engaged in businesses in which our management has little or no experience. A minor portion of the proceeds of this offering has been allocated for the retention of outside consultants to assist in providing services to our clients, if required. However, we cannot assure qualified personnel will be available on terms satisfactory to us.

OUR PROPOSES BUSINSESS WILL BE CONCENTRATED IN ONLY ONE SEGMENT.

Our proposed operations, even if successful, will in all likelihood result in the operation of only one business. Our lack of diversity into a number of areas may subject us to economic fluctuations within our particular business or industry and therefore increase the risks associated with our proposed operations.

OUR OPERATIONS MAY CAUSE US TO BECOME SUBJECT TO ADDITIONAL REGULATION AS AN INVESTMENT COMPANY.

We do not intend to operate in such a manner as to become classified as an investment company under the Investment Company Act of 1940. Because we may obtain equity investments in various companies, we may be affected by the Investment Company Act of 1940. In general, in the event that we engage in transactions which result in our holding passive investment interests in a number of entities, exclusive of Government securities and cash, which have a value exceeding forty percent of our assets, and we do not otherwise have an exemption, we could be subject to regulation under the Investment Company Act of 1940. In such event, we would be required to register as an investment company and could be expected to incur significant registration and compliance costs. Because we will not register under the 1940 Act, potential investors will not have the benefit of the various protective provisions imposed on investment companies, including requirements for independent board members, mandated by the Investment Company Act of 1940. At this time, we have not established any formal guidelines or proceedings to ensure that we do not become inadvertently an investment company but plan to do so in the future. Despite our best efforts, we cannot guarantee that we would not become subject to the Investment Company Act of 1940.

OUR MANAGEMENT IS INVOLVED IN OTHER MATTERS AND WILL ONLY DEVOTE A PORTION OF THEIR TIME TO US. HOWEVER, THE LOSS OF ANY OF THEM WOULD ADVERSELY AFFECT US.

Although Mr. Whitney, the president, plans to devote approximately 80 hours per month to our business, our officers and directors are expected to devote a minor portion of their time to us. All of our officers and directors are engaged in other business pursuits. Only one officer, Mr. Whitney, has entered into a written employment agreement with us. The other officer has not entered into a written employment agreement with us and is not expected to do so in the foreseeable future. We have not obtained key man life insurance on any of our officers or directors and do not plan to do so at this time. Despite the combined limited experience and time commitment of management, loss of the services of any of these individuals would adversely affect development of our business and ours likelihood of continuing operations. See "BUSINESS - Employees and Consultants", and "MANAGEMENT."

WE PLAN TO TAKE EQUITY INTERESTS IN OUR CLIENTS, WHICH COULD BE VERY RISKY.

Our management anticipates that our clients will primarily consist of development stage or "start up" companies, which like us, have limited capital and generally are in the need of funding. Potential clients with greater capital resources will most likely seek the services of established consulting companies. We may accept an equity position, rather than cash, as payment or partial payment of fees and of interest due on loans which we may make to our clients. Such investments will be highly speculative and whether any appreciation in value will occur will generally depend upon factors outside our control. These securities may not ever provide any value to us. In most cases, any securities acquired by us will be "restricted securities" under the Act. As a result we would be required to hold such securities over a minimum period of one year, increasing the risk of loss and adversely affecting the liquidity and marketability of such securities, or incur significant expenses related to qualifying the securities for sale. Additionally, this plan of operation might curtail the cash revenue we could expect to generate and therefore cause liquidity and cash flow problems to us.

OUR MANAGEMENT IS INVOLVED IN A RANGE OF BUSINESS ACTIVITIES, WHICH CREATES THE POTENTIAL FOR CONFLICTS OF INTEREST.

Our officers and directors are associated with other firms involved in a range of business activities, and therefore there are potential inherent conflicts of interest in their acting as directors. Additionally, conflicts of interest may arise since our officers and officers may serve as officers or directors of, or own securities of companies that become clients of ours. See "MANAGEMENT - Conflicts of Interest," "PRINCIPAL SHAREHOLDERS" and "CERTAIN TRANSACTIONS."

RISK FACTORS RELATING TO THIS OFFERING

WE MAY NEED ADDITIONAL FINANCING.

Although we believe that the funds raised in this offering will be sufficient for our immediate needs, the conduct of our business may require availability of additional funds. Our management estimates that such net proceeds will be sufficient to meet our requirements for approximately nine months (minimum) to 12 months (maximum) from the conclusion of this offering. The likelihood of this occurring is increased by the fact that we plan to organize or invest in other businesses which may need additional capital in order to function as an on-going business. We may encounter difficulty in obtaining these funds. Moreover, even if financing were to become available, it is likely that the cost of such funds would be high and possibly prohibitive due to the fact that we are a small start-up company without any record of success. Other obstacles to obtaining additional financing may arise in the future. The absence of such additional financing will have a substantial negative impact on our ability to reach our full growth potential.

WE MAY NEVER DEVELOP A PUBLIC MARKET FOR OUR SECURITIES. FURTHER, OUR STOCK PRICE MAY BE VOLATILE, AND YOU MAY NOT BE ABLE TO RESELL YOUR SHARES AT OR ABOVE THE PUBLIC OFFERING PRICE.

Prior to this offering, there has been no public market for our common stock. A public market for our shares may never develop or be sustained following this offering. This public offering price may vary from the market price of our common stock after the offering. If you purchase shares of common stock, you may not be able to resell those shares at or above the initial public offering price. The market price of our common stock may fluctuate significantly in response to numerous factors, some of which are beyond our control, including the following:
actual or anticipated fluctuations in our operating results;

changes in financial estimates by securities analysts or our failure to perform in line with such estimates;

changes in market valuations of other consulting companies, particularly those that sell services similar to ours;

announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

introduction of technologies or product enhancements that reduce the need for our products;
the loss of one or more key customers; and departures of key personnel.

Of our total outstanding shares following the minimum closing of this offering, 4,600,000 or 96%, will be restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is doing well.

As restrictions on resale end, the market price of our stock could drop significantly if the holders of restricted shares sell them or are perceived by the market as intending to sell them.

We cannot assure that an investor will be able to liquidate his investment without considerable delay, if at all. If a more active market does develop, the price may be highly volatile. The factors which we have discussed in this offering circular may have a significant impact on the market price of the common stock we are offering for sale. It is also possible that the relatively low price of our common stock may keep many brokerage firms from engaging in transactions in our common stock.

THERE IS NO GUARANTEE THAT WE CAN TRADE YOUR STOCK AFTER THIS OFFERING.

Even if we are successful in selling the shares we are offering, our securities will mostly likely only qualify to be traded in the "pink sheets" maintained by members of the National Association of Securities Dealers, Inc. We have no agreement with any member of the Association to act as a market-maker for our. If we are unsuccessful in obtaining one or more market-makers for our securities, we may never trade. Depending upon the market maker who may agree to trade our securities, the trading level and/or price of our securities could be materially adversely affected. Although management intends to contact several broker-dealers concerning their possible participation as market-makers in our securities following the conclusion of this offering, there is no assurance management will be successful in obtaining a market-maker for our Company's securities.

THE POTENTIAL INVESTORS IN THIS OFFERING WILL SUFFER A SUBSTANTIAL DILUTION IN THEIR STOCK VALUE, WHILE THE PRESENT INVESTORS WILL SEE A SIGNIFICANT GAIN IN THEIR STOCK VALUE.
Our present shareholders, including officers, directors and founders, have acquired their controlling interest in us at an average (weighted) cost per share of approximately $.0007, which is substantially less than the public offering price of $.25 per Shares. Present shareholders, assuming the 200,000 share minimum, is sold, will own approximately 96% of our issued and outstanding Common Shares for an aggregate cash consideration paid by them of $32,050, while public investors will own approximately 4% of our Common Shares at a cost per Shares of $.25, for an aggregate cash consideration of $250,000. As a result, the financial risk of our proposed activities will be borne primarily by the public investors, who, upon completion of this offering, will have contributed the significantly greater portion of our capital.

WE HAVE NO UNDERWRITER FOR OUR OFFERING AND CANNOT GUARANTEE HOW MUCH, IF ANY OF THE OFFERING WILL BE SOLD.

The shares are being offered by us on a 200,000 share minimum, 1,000,000 share maximum "best efforts" basis. We have not retained an underwriter to assist in offering the shares. Our officers and directors plan to sell this offering themselves. They have limited experience in the offer and sale of securities on behalf of an issuer. As a result, these individuals may be unable to sell of the Shares. In the event an underwriter, a broker or a dealer is retained by us, the offering of our shares would be suspended until such time as our offering statement, including this offering circular, is amended to reflect such retention. The offering statement would then require additional review by the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and state regulatory authorities. We would expect to incur significant additional legal and accounting costs if further reviews were required to be undertaken by government authorities.

No entity, including us, has any obligation to purchase any of the shares offered. This "best efforts" offering is on a 200,000 share minimum, 1,000,000 share maximum basis. If a minimum of 200,000 shares is not sold within 90 days from the date of this offering circular (which period may be extended an additional 90 days in our discretion), all funds received from subscribers will be refunded in full without deduction therefrom or interest thereon. Subscribers will not be entitled to any refund of their subscriptions during such 90-day period or any extension thereof. We cannot assure selling all, or any, of the shares offered.

THE OVER-THE-COUNTER MARKET FOR STOCK SUCH AS OURS HAS HAD EXTREME PRICE AND VOLUME FLUCTUATIONS.

The securities of companies such as ours have historically experienced extreme price and volume fluctuations during certain periods. These broad market fluctuations and other factors, such as new product developments and trends in the our industry and in the investment markets generally, as well as economic conditions and quarterly variations in our operational results, may have a negative effect on the market price of our common stock.

OUR MANAGEMENT MAY APPLY THE PROCEEDS OF THIS OFFERING TO USES THAT OUR STOCKHOLDERS MAY NOT AGREE WITH AND IN WAYS THAT DO NOT IMPROVE OUR EFFORTS TO ACHIEVE PROFITABILITY OR INCREASE OUR STOCK PRICE.

Although in "Use of Proceeds" we have specified some ways in which we initially intend to use a portion of the proceeds of this offering, our management will have considerable discretion in the application of the net proceeds received by us from this offering, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of the proceeds of this offering. The net proceeds may be used for corporate purposes that do not improve our efforts to achieve profitability or increase our stock price. Pending application of the net proceeds from this offering, they may be placed in investments that do not produce income or that lose value.

OUR PRESENT SHAREHOLDERS CONTROL US AND WILL CONTINUE TO DO SO AFTER THIS OFFERING. WE HAVE NO CUMULATIVE VOTING OR PRE-EMPTIVE RIGHTS. THEREFORE, THE PUBLIC SHAREHOLDERS WILL HAVE NO CONTROL OVER OUR MANAGEMENT.

Our present shareholders control us and will continue to do so after this offering. If our future operations are successful, the present shareholders will realize substantial benefits from our growth. If our future operations are unsuccessful, the persons who purchase the shares offered will sustain the principal losses of such cash investment.
Since there are no pre-emptive rights in connection with our common stock, the shareholders purchasing in this offering may be further diluted in their percentage ownership of us in the event additional shares are issued by us in the future. Cumulative voting in the election of directors is not allowed. Accordingly, the holders of a majority of the shares of common stock, present in person or by proxy, will be able to elect all of our Board of Directors. If only the minimum amount of shares offered hereby are sold the public shareholders would own less than a majority of all outstanding shares. Even if more than the minimum amount of shares are sold the founding shareholders, would still retain a large percentage of all outstanding shares and would therefore retain control over us.

OUR OFFERING PRICE WAS ARBITRARILY DETERMINED.

The offering price of the shares was established arbitrarily by us. There is no direct relationship between the share offering price and the assets or shareholders' equity, or any other recognized criterion of value.

OUR OFFERING EXPENSES ARE SUBSTANTIAL.
We estimate that we will incur offering expenses of approximately $15,000, exclusive of underwriter, broker, or dealer commissions, if any, in connection with this offering. These substantial expenses will

decrease the amount of funds which would otherwise be available for use in our operations.

WE DO NOT EXPECT TO PAY DIVIDENDS ON COMMON STOCK

We have not paid any cash dividends with respect to our common stock, and it is unlikely that we will pay any dividends on our common stock in the foreseeable future. Earnings, if any, that we may realize will be retained in the business for further development and expansion.

USE OF PROCEEDS

The net proceeds to be realized from this offering (after deducting offering expenses payable by us) will be $35,000 if the minimum is sold and $235,000 if the maximum is sold. Our management estimates that such net proceeds will be sufficient to meet our requirements for approximately nine months (minimum) to 12 months (maximum) from the conclusion of this offering. Management anticipates the net proceeds will be used substantially as follows and applied in the following order of priority:

Application	Minimum	% of Minimum Offering Proceeds	Maximum	% of Maximum Offering Proceeds
Administrative Expenses:				
Rent	$ 1,200	3%	$ 1,200	1%
Officers' salaries (1)	4,800	14%	4,800	3%
Other salaries (2)	5,000	14%	12,000	5%
General office expense	5,000	14%	14,000	6%
Travel	1,000	3%	10,000	4%
Professional services (legal, accounting, data processing)	5,000	14%	18,000	8%
Total Administrative Expenses	$ 22,000	62%	$ 60,000	25%
Operating Costs and Working Capital:				
Including, promotion and marketing, bridge financing (3) purchase of interests in other companies, hiring consultants (4)	$ 10,000	29%	$150,000	64%
Total Operating Expenses	$ 10,000	29%	$150,000	64%
Working Capital (5)	$ 3,000	9%	25,000	11%
Total	$ 35,000	100.0%	$235,000	100.0%

(1) See "MANAGEMENT - Remuneration".
(2) Salary payable to Mr. Whitney. See "BUSINESS - Employee".
(3) Management intends to provide short-term loans, not exceeding one year to clients.
(4) These expenses are likely to include professional studies, appraisals and legal and accounting fees payable to third parties.
(5) Management intends to use working capital as a reserve for contingencies

The figures set forth above are estimates and cannot be precisely calculated. The actual expenditure is likely to vary from that described depending on a number of factors and a number of unforseen contingencies and the actual use is subject to reallocation among the categories shown.

Pending utilization, management intends to make temporary investment of the offering proceeds in bank certificates of deposit, interest-bearing savings accounts, prime commercial paper or government obligations. Such investments in interest-bearing assets, if continued for an excessive period of time within the definition of the Investment Company Act of 1940, could subject us to classification as an "investment company" under the Act and to registration and reporting requirements thereunder. In the event we were classified as an investment company, we would expect to incur significant registration and compliance costs.

DILUTION

Our net tangible book value per common share at February 28, 2003, was approximately $0.002 per share. Net tangible book value per share is our tangible assets less all liabilities divided by the number of common shares outstanding. That per share value will be increased as a result of this offering to approximately $0.009 if only the minimum offering is sold and to $0.044 if the maximum is sold (without adjustment for other changes in net tangible book value subsequent to February 28, 2003), resulting in an immediate substantial dilution to new shareholders of $.241 (96.4%) to $.206 (82.4%), respectively. Dilution is the offering price minus net tangible book value per share after the offering. The following table illustrates the per share effect of dilution on purchasers in this offering.

	Minimum	Maximum
Public offering price per Share	$.2500	$.2500
Net tangible book value at February 28, 2003 (1)	$.002	$.002
Increase attributable to purchases by new shareholders	$.007	$.042
Pro forma net tangible book value after the offering (2)	$.009	$.044
Dilution to new shareholders (3)	$.241	$.206
Percent of offering price	96.4%	82.4%

(1) A total of $9,030, which results from subtracting our total liabilities and intangible assets from the total assets. We have current liabilities at February 28, 2003 of $18,000 and deferred offering costs of $12,000.00.

(2) Includes the net tangible book value of $9,030 at February 28, 2003 and net proceeds of this offering of $35,000 (minimum) and $235,000 (maximum).

(3) Assumes no payment of commissions to dealers on sale of any Shares offered hereby.
On conclusion of this offering (if only the minimum is sold), investors in this offering will own 200,000 (approximately 4.17%) of our issued and outstanding Common Shares for which they will have paid $50,000 or $.25 per Share and (if the maximum is sold) they will own 1,000,000 (approximately 17.86%) of the issued and outstanding Common Shares for which they will have paid $250,000 or $.25 per Share in cash. This compares with 4,600,000 Common Shares held by our existing shareholders, for which they paid an aggregate consideration of only $49,000, or approximately $0.0044 per share, and which will constitute from 82.14% to 95.83% of the issued and outstanding Common Shares following this offering, depending on whether the minimum or maximum amount is sold.

CAPITALIZATION

The following tabulates our capitalization as of February 28, 2003, and as adjusted to give effect to the minimum and maximum sale of the shares offered hereby:

	Amount Outstanding	After Minimum	After Maximum
Shareholders' Equity: (1)			
Preferred Shares, par value $.0001 per share; 10,000,000 shares authorized; none issued (2) . . .	$0	$0	$0
Common Shares, par value $.0001 per share; 100,000,000 shares authorized; 4,600,000 shares issued, 200,000 shares (minimum) and 1,000,000 shares (maximum) to be issued, respectively	$460	$480	$560
Capital in excess of par value	$31,590	$81,570	$281,490
Deficit accumulated during the development stage .	$11,020	$11,020	$11,020
Total shareholders' equity	$21,030	$71,050	$271,130

(1) For a description of the Preferred Shares, see "DESCRIPTION OFOUR SECURITIES- Preferred Shares".

(2) For a description of the terms of the Common Shares, see "DESCRIPTION OF OUR SECURITIES - Common Shares."

OUR BUSINESS

GENERAL

We were organized under the laws of the State of Illinois on January 2, 2003. We plan to engage primarily in the business of providing business planning and management consulting services to "start up" or development stage companies. These consulting services will include assistance in formulating and preparing business plans, developing operating strategies and corporate goals, and evaluating methods of financing. We may also assist clients with short-term debt financing, and presently intends to make short term debt financing available to clients using our consulting services. The availability of short term or "bridge" financing is to be used as an inducement to obtain clients for our consulting services. As a further inducement, we may accept equity positions rather than cash as payment or partial payment of fees for our consulting services. We do not plan to distribute any of these equity positions to our shareholders. Decisions as to the acceptability of such payment, in lieu of cash payment, will be at the sole discretion of management.

Our consulting services may include analysis of prospective merger or acquisition candidates, assistance with recruiting management, product planning, marketing and advertising and the development of financial plans, operating strategies and corporate goals. We may assist by introducing its clients to potential suppliers, customer's joint venture or merger partners, and by assisting our clients in establishing relationships with commercial and investment bankers and other professionals, including management consultants, recruiters, legal counsel and independent accountants. As of the date of this offering circular, we have not entered into any contracts or has not commenced any contracts. Our office is located at, 260 East Chestnut Street, Suite 1524, in Chicago, Illinois 60611. Its telephone number is (312) 310-0400.

PLAN OF OPERATION

Consulting and Related Services

We plan to concentrate our efforts in attracting clients for consulting services who are development stage companies. We do not intend to focus our efforts on companies engaged in any specific industry or area of business. We believe our services will be effective aids for management of any company. We will provide assistance in formulating and preparing their business plans, operating strategies and corporate goals. This may include consulting with regard to recruitment of management, computerized data analysis of prospective merger or acquisition candidates, product planning and marketing, and other matters relating to the business of proposed business of our clients. We may also assist our clients in establishing relationships with professionals such as management consultants, recruiters, legal counsel and independent accountants. We intend to market our consulting services through brokerage firms, attorneys and accountants, and to a limited extent, through newspaper advertising.

Consulting services available to prospective clients will include evaluating the alternative methods of obtaining financing such as equity financing and debt financing. Such services would include determining the type of financing best suited to the client's needs, the potential sources of such financing, and an analysis of how such financing could be obtained. We will also assist clients in preparing financial documentation, loan applications and other documentation required by such financial institutions and others. We will charge a fee to be paid either in cash or, at our discretion, by an equity position in the client's business.

In connection with its consulting activities, we intend to offer short-term financing to clients for various purposes, including purchases of equipment and intermediate working capital needs prior to the conclusion of longer term financing arrangements, including private and public offerings of securities. Management believes that we will be better able to attract clients for consulting services by offering this type of financing out of the proceeds of any subsequent financing. While it is expected that such interim financing may be used for working capital, such funds may also be applied to the payment of costs incurred in securing any additional financing. In conjunction with an interim financing, we may negotiate to acquire an ownership interest in a development stage company to which such financing is provided. It is management's intention to provide such debt financing on a secured basis, however, we may provide such financing on an unsecured basis where, in the opinion of management, the client appears to be a good credit risk. Management intends to use the services of credit reporting agencies and will check bank and personal references in making determinations of credit worthiness. However, if only the minimum offering is obtained we may only be able to offer limited short-term financing to our clients.

Management has neither conducted, nor have others made available to it, results of market research which show whether or not a market exists for the services we propose to offer. Therefore, no assurance can be given that our proposed consulting business will be viable. However, management believes numerous development stage companies are in need of short term financing and may require management or financial assistance from outside parties. Nonetheless, there is no assurance management will be successful in identifying such entities or, if identified, that we will be capable of successfully establishing its proposed business.

Equity Investments in Clients

In connection with our consulting activities, we intend to acquire equity positions in some of our clients. Such acquisitions may be made either through direct purchase of stock, partnership, or other equity interests, or by accepting the payment of interest on short-term loans made by us, or the payment of fees owned for consulting services, in the form of equity. Decisions as to the acceptability of such payment will be at the sole discretion of management. Our acceptance of an equity position will be limited by the Investment Company Act of 1940, in that we will not own or propose to acquire investment securities having a value exceeding 40% of the value of our total assets on an unconsolidated basis. In any case, we do not plan to distribute any of these equity positions to our shareholders. We have not established any investment guidelines at the date of this offering for the investment in other companies. We intend to investigate each prospective investment on a case by case basis and expect to review the management of the client, current market conditions and the client's business plan.

We intend to acquire equity interests in clients which we believe offer significant potential for long-term growth. However, if only the minimum is raised, we will have funds to make only limited equity investments in clients. We may sell such interests at a future date to realize the appreciation, if any, in the value of such interests. However, because such equity interests will, in most if not all cases, represent "restricted securities" within the meaning of the Securities Act of 1933, such securities may not be resold without compliance with that Act. (See "Government Regulation"). Such restrictions may increase the risk of loss of our investment in such securities, and prevent us from liquidating such investments to meet current needs. Decisions as to when, and the extent to which, payments owed to us may be in the form of equity interests will be made on a case-by-case basis.

Competition

We have initiated preliminary negotiations with only two prospective clients and has not entered into any agreement to provide consulting services. We have no operating history and, therefore, will have an inherent difficulty in competing with numerous consulting firms which are larger and better established, and which have greater financial and other resources, more employees, and more extensive facilities than we have. We will also rely on the consulting experience of Mr. Whitney, who has limited experience in consulting for other companies. Although management believes that our willingness to accept equity positions in lieu of cash payment for its services and the availability of short term "bridge" financing will be inducements to prospective clients, other companies have operating histories and a background of successful operations, against which our inexperience must be weighed. Even if the maximum number of Shares is sold, we will have comparatively limited funds available for bridge loan purposes and will be at a competitive disadvantage to firms that can offer larger amounts. At such time as we have utilized the funds from this offering, we will be unable to make additional loans to clients or investments in clients except from profits from operations, if any, and from repayment of bridge loans. We cannot expect to be a significant participant in the market for its services within the foreseeable future.

Government Regulation

Investment Company Act of 1940

Since one of our proposed activities will be the purchase of equity interests in its clients, we must be careful to avoid falling within the definition of an "investment company" as set forth in the Investment Company Act of 1940. In general, in order to avoid being classified as an "investment company" we must be and remain primarily engaged in a business other than that of investing, reinvesting, owning, holding, or trading in securities. We currently plan to primarily engage in the business of providing management consulting services to certain new companies. If our business shifts to where we are not primarily engaged in a business other than investing in or owning securities, we must taken definite actions to avoid being classified as an "investment company". However, we may not be successful in avoiding the additional regulatory requirements. We must avoid purchasing investment securities having a value exceeding 40% of our total assets, exclusive of Government securities and cash items, on an unconsolidated basis. We may receive "securities" (as that term is defined in Investment Company Act) in connection with our lending activities. These limitations could prevent us from acquiring securities of our clients at times when such acquisitions would otherwise be advantageous, or force us to dispose of securities held by it at times when it would not be advantageous to do so. If we were deemed to be an "investment company", our activities would be regulated by the Investment Company Act of 1940, which would severely restrict and adversely affect our activities. In any event, if the Government asserted that we were an investment company, we may experience considerable expense in contesting said determination or in complying with the additional regulatory requirements.

Additional Federal Regulations

There are other provisions of the federal securities laws which we believe will affect our proposed operations. These relate to the restricted nature of unregistered securities which we may acquire. Prospective investors should be aware that restrictions imposed by the federal securities laws, in addition to possible contractual provisions with our clients, may affect, adversely, our ability to sell or otherwise to distribute securities acquired by us.

Most, if not all, of the securities we might acquire will be "restricted securities" within the meaning the Securities Act of 1933 ("Securities Act") and will not be permitted to be resold unless a offering statement has been declared effective by the Commission with respect to such securities or unless we are able to rely upon an available exemption from such registration requirements. The registration of the securities owned by us is likely to be an expensive and time-consuming process. Also, we will bear the risk that we will be unable to resell such securities, or that we will not be able to obtain an attractive price for the securities. Therefore, it is unlikely that we will attempt to register such securities, but instead will rely on exemptions to the registration requirements.

The primary exemption which may be available to us is Section 4(1) of the Securities Act and Rule 144 under this law, which in effect, exempts sales of securities not involving a distribution of the securities. This exemption would permit a private sale of securities held by us, and in some cases a public sale, if the provisions of Rule 144 are satisfied. Among other things, Rule 144 requires that the securities be sold in "brokers' transactions", imposes a one-year holding period prior to the sale of restricted securities, and establishes volume limitations on the amount of any restricted securities that can be sold within certain define time periods. Rule 144 also permits the sale of securities by a party who is not an affiliate of the issuer of the securities, and who has satisfied a two-year holding period, without any quantity limitations.

Employee

We presently have one employee, our President. The President plans to devote approximately 100 hours per month to our affairs. We have allocated a portion of the proceeds of this offering for payment of salary.

Facilities

We maintain our office in space subleased, pursuant to an agreement for monthly rent in the amount of $100, from Kent R. E. Whitney, at 260 East Chestnut Street, Suite 1514, in Chicago, Illinois, 60611. Such space may in the future be shared with other companies who may or may not be in the same business as us. (See "USE of PROCEEDS").

MANAGEMENT

DIRECTORS AND OFFICERS

The directors and officers are as follows:

Name*	Age	Position
Kent R. E. Whitney	22	President, Treasurer and Director
Charles J. Umbright	72	Secretary and Director
John T. Quinlan	54	Director

* No family relationship exists between any officer or director.

Kent R. E. Whitney.
Mr. Whitney has been an officer and director since our inception. From 2001 to the present, he has been a securities futures broker.

Charles J. Umbright.
Mr. Umbright has been an officer and director since our inception. From 1962 to the present, he has been an insurance broker. He is currently affiliated with Mutual of New York. He holds Series 7 and 63 securities licenses. He has taken classes toward an MBA degree from Northwestern University. He also holds a BA degree from Northwestern University, Kellogg School of Business. Mr. Umbright is a Chartered Life Underwriter, a Chartered Financial Consultant, and a CAC.

John T. Quinlan.
Mr. Quinlan has been an officer since our inception. He has been a computer programmer with Household, Intl., since February, 1998. He has a BA degree in Accounting from DePaul University, as well as a BS in computer science from DePaul University.

REMUNERATION

Mr. Whitney shall receive compensation of $400 per month for part-time services. On the closing of the offering, he will be paid $10,000 for his services during the offering. Non-management directors receive no salary for their services as such. We have no other retirement, pension, profit sharing or insurance program for the benefit of our directors, officers or other employees, but the Board of Directors may recommend one or more such programs for adoption in the future, although it has no present plans to do so.

CONFLICTS OF INTEREST

We have one part-time employee, our president. He has agreed to allocate a portion of his time to our activities. He anticipates that our business plan can be implemented by their collectively devoting approximately 100 hours per month to our business affairs. Consequently, conflicts of interest may arise with respect to the limited time commitment of this person. He has agreed to use his best judgments to resolve all such conflicts.

PRINCIPAL SHAREHOLDERS

The following table show holdings of our common shares by each person who, at the date of this offering circular, is known by us to own beneficially more than 5% of the common shares. The table includes common shares held by all of our directors and officers individually and as a group. The table gives effect to adjusted shareholdings after sale of the shares offered.

Name and Address	Ownership at Date of This Offering circular	Percent of Class	Percentage After Offering (1) Minimum	Maximum
Kent R. E. Whitney(2) 233 East Wacker Drive Chicago, Illinois 60601	4,000,000	87.0%	83.3%	71.4%
Charles J. Umbright 16257 Goose Lake Drive Crest Hill, Illinois 60435	200,000	4.3%	4.2%	3.6%
John T. Quinlan 1085 Cambridge Drive Buffalo Grove, Illinois 60089	100,000	2.2%	2.1%	1.8%

All officers and directors as a group(three persons)	4,300,000	93.5%	89.6%	76.8%

(1) Does not reflect likelihood that officers, directors and present shareholders and persons associated with them may purchase Shares in this offering. See "TERMS OF OFFERING."

(2) Mr. Whitney may be deemed a "promoter" of this offering.

CERTAIN TRANSACTIONS

On January 2 2003, we issued 4,000,000 shares of stock to Kent R. E. Whitney for $4,000; 200,000 shares of stock to Charles J. Umbright for $10,000; 100,000 shares of stock to John T. Quinlan for $5,000. All of the shares were issued at an average price of $0.0044 per share.

We have entered into agreement with Kent R. E. Whitney to use his office space at a monthly rental rate of $100. Said office is located at 260 East Chestnut Street Suite 1514, Chicago IL 60601.

DESCRIPTION OF OUR SECURITIES

Our authorized capital consists of 100,000,000 common shares, par value $.0001 per share, and 10,000,000 preferred shares, par value $.0001 per share.

COMMON SHARES

Each common share is entitled to one vote at all meetings of shareholders. All common shares are equal to each other with respect to liquidation rights and dividend rights. There are no preemptive rights to purchase any additional common shares. Our Articles of Incorporation prohibit cumulative voting in the election of directors. In the event of liquidation, dissolution or winding up, holders of the common shares will be entitled to receive on a pro rata basis all our assets remaining after satisfaction of all liabilities and all liquidation preferences, if any, granted to holders of the preferred shares.

PREFERRED SHARES

Our Articles of Incorporation authorize issuance of a maximum of 10,000,000 Preferred Shares. The Articles of Incorporation vest our Board of Directors with authority to divide the class of preferred shares into series and to fix and determine the relative rights and preferences of shares of any such series so established to the full extent permitted by the laws of the State of Illinois and the Articles of Incorporation in respect of, among other things, (a) the number of preferred shares to constitute such series and the distinctive designations thereof, (b) the rate and preference of dividends, if any, the time of payment of dividends, whether dividends are cumulative and the date from which any dividend shall accrue, (c) whether preferred shares may be redeemed and, if so, the redemption price and the terms and conditions of redemption, (d) the liquidation preferences pay- able on preferred shares in the event of involuntary or voluntary liquidation, (e) sinking fund or other provisions, if any, for redemption or purchase of preferred shares, (f) the terms and conditions by which preferred shares may be converted, if the preferred shares of any series are issued with the privilege of conversion and (g) voting rights, if any.

There are no preferred shares issued or outstanding on the date of this offering circular. We have no plans to issue any preferred shares in the foreseeable future.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

PRINCIPAL MARKET OR MARKETS

Our securities have never been listed for trading on any market and are not quoted at the present time. At the present time, we expect that trading will be conducted in the over-the-counter market in the so-called "pink sheets" or the NASD's "Electronic Bulletin Board." A shareholder may find it more difficult to dispose of or obtain accurate quotations as to price of our securities. In addition, The Securities Enforcement and Penny Stock Reform Act of 1990 requires additional disclosure and documentation related to the market for penny stock and for trades in any stock defined as a penny stock.

APPROXIMATE NUMBER OF HOLDERS OF COMMON STOCK

As of the date hereof, a total of 4,600,000 of our common shares were outstanding and the number of holders of record of the common stock at that date was thirty. All of the issued and outstanding shares of the our common stock were issued in accordance with the exemption from registration under Section 3(b) and Rule 504 and 4(2) of the Securities Act, in that these were private offerings to individuals who were sophisticated investors and received all pertinent information relative to this investment.

THE SECURITIES ENFORCEMENT AND PENNY STOCK REFORM ACT OF 1990

The Securities Enforcement and Penny Stock Reform Act of 1990 requires additional disclosure and documentation related to the market for penny stock and for trades in any stock defined as a penny stock. Unless we can acquire substantial assets and trade at over $5.00 per share on the bid, it is more likely than not that our securities, for some period of time, would be defined under that Act as a "penny stock." As a result, those who trade in our securities may be required to provide additional information related to their fitness to trade our shares. Also, there is the requirement of a broker-dealer, prior to a transaction in a penny stock, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. Further, a broker-dealer must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. These requirements present a substantial burden on any person or brokerage firm who plans to trade our securities and would thereby make it unlikely that any liquid trading market would ever result in our securities while the provisions of this Act might be applicable to those securities.

BLUE SKY COMPLIANCE

The trading of penny stock companies may be restricted by the securities laws, called "Blue Sky" laws, of the several states. Management is aware that a number of states currently prohibit the unrestricted trading of penny stock companies, absent the availability of exemptions, which are in the discretion of the states' securities administrators. The effect of these states' laws would be to limit the trading market, if any, for our shares and to make resale of shares acquired by investors more difficult.

TRANSFER AGENT

We have appointed Corporate Stock Transfer, 3200 Cherry Creek Drive, Suite 430, Denver, Colorado 80209 as our transfer agent. Their phone number is (303) 282-4800.

REPORTS TO SHAREHOLDERS

We intend to furnish annual reports to shareholders which will include certified financial statements reported on by our certified public accountants. We will comply with the periodic reporting requirements imposed by the Securities Act of 1934.

DIVIDENDS

No dividends has been declared or paid by us since inception and none is contemplated at any time in the foreseeable future.

TERMS OF THE OFFERING

We are offering the right to subscribe at $0.25 per share for a minimum of 200,000 shares to a maximum of 1,000,000 shares, through our officers and directors.

As of the date of this Offering circular, no broker has been retained by us in connection with our proposed sale of securities. In the event a broker that we retain a broker-dealer, we will file an amendment to our offering statement with the SEC.

METHOD OF SUBSCRIBING

Persons may subscribe by filling in and signing the Subscription Agreement and delivering it, prior to the expiration date (as defined below), to us. The subscription price of $0.25 per Share must be paid in cash or by check, bank draft or postal or express money order payable in United States dollars to the order of escrow agent, for deposit into an account to be titled K.R. WHITNEY & COMPANY-COMMUNITY BANKS OF COLORADO, ESCROW AGENT." Certificates for the shares subscribed will be issued as soon as practicable after subscriptions have been accepted (but not prior to receipt of subscriptions for a minimum of 200,000 Shares and the release of the proceeds therefrom from the special account).

PRICING THE OFFERING

There is no public market for our common shares, and there is no assurance that a market will develop following the offering. We determined the offering price arbitrarily, without any regard for our financial condition, assets, lack of earnings or net worth, net tangible book value, limited operating history, the general condition of the securities markets or any other traditional criterion of value. Accordingly, the offering price in this offering should not be considered an indication of our actual value.

EXPIRATION DATE

The subscription offer will expire 90 days from the date of this offering circular (or 180 days from the date of this Offering circular, if extended by us), or on such earlier date, after the acceptance of the subscriptions for the maximum of 1,000,000 shares ("Expiration Date").

RIGHT TO REJECT

We reserve the right to reject any subscription in its sole discretion for any reason whatsoever and to withdraw this offering at any time prior to acceptance by us of the subscriptions received.

LEGAL OPINIONS

Legal matters in connection with this offering will be passed upon for the Company by David Wagner & Associates, P.C., #1500, 8400 East Prentice Avenue., Greenwood Village, Colorado 80111.

EXPERTS

The financial statements included herein and in the offering circular have been examined by Cordovano and Harvey, P.C., Certified Public Accountants, 201 Steele Street, Suite 300, Denver, Colorado 80206, as set forth in their report thereon, have been included in reliance on such report given upon the authority of that firm as experts in accounting and auditing.

LITIGATION

No material legal proceedings to which we (or any of our officers or directors in their capacities as such) is party or to which our property is subject is pending and no such material proceeding is known by our management to be contemplated.

ADDITIONAL INFORMATION

We will file reports, proxy statements and other information with the SEC, and these reports may be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, NW., Judiciary Plaza, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC0330. The same information may be obtained at the following Regional Offices of the SEC: 75 Park Place, New York, New York 10007, and the Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60621. Copies of such material may be obtained from the Public Reference Section of the SEC's Washington, D.C. office at prescribed rates. We have filed a offering statement on Form 1-A, of which this offering circular is a part, with the SEC. This offering statement or any part thereof may also be inspected and copied at the public reference facilities of the SEC.

No person is authorized to give any information or to make any representation other than those contained in this offering circular, and if given or made such information or representation must not be relied upon as having been authorized. This offering circular does not constitute an offer to sell or a solicitation of an offer to buy any security other than the Shares offered by this offering circular or an offer to sell or a solicitation of an offer to buy the Shares in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the de livery of this offering circular nor any sale made here under shall under any circumstance create any implication that there has been no change in the affairs of the Company since the date hereof or that the information herein is correct as of any time subsequent to its date. The Company has undertaken to file post-effective offering statements covering material changes or events which occur during the Warrant exercise periods or any extension thereof.

1,000,000 Shares

Offering Price,

$.25 per Share

TABLE OF CONTENTS

OFFERING CIRCULAR

DATE

26.

PART F/S

K. R. WHITNEY & COMPANY
(A Development Stage Company)
Index to Financial Statements

Report of Independent Auditors

To the Board of Directors and Shareholders
K. R. Whitney & Company:

We have audited the accompanying balance sheet of K. R. Whitney & Company (a development stage company) as of February 28, 2003, and the related statements of operations, changes in shareholders' equity, and cash flows for the period from January 16, 2003 (inception) through February 28, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of K. R. Whitney & Company as of February 28, 2003, and the related statements of operations, changes in shareholders' equity, and cash flows for the period from January 16, 2003 (inception) through February 28, 2003 in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered operating losses since inception, which raises a substantial doubt about its ability to continue as a going concern. Management's plans in regard to this matter are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Cordovano and Harvey, P.C.

Cordovano and Harvey, P.C.
Denver, Colorado
March 31, 2003

K. R. WHITNEY & COMPANY
(A Development Stage Company)
Balance Sheet

February 28, 2003

Assets

Current Assets:		
Cash	$	27,030
Total current assets		27,030
Deferred offering costs (Note 3)		12,000
	$	39,030

Liabilities and Shareholders' Equity

Current Liabilities:		
Accounts payable and accrued expenses	$	17,800
Indebtedness to related party (Note 2)		200
Total current liabilities		18,000
Shareholders' equity (Notes 2 and 3):		
Preferred stock, $.0001 par value; 10,000,000 shares authorized, -0- shares issued and outstanding		—
Common stock, $.0001 par value; 100,000,000 shares authorized, 4,600,000 shares issued and outstanding		460
Additional paid-in capital		31,590
Deficit accumulated during development stage		(11,020)
Total shareholders' equity		21,030
	$	39,030

See accompanying notes to financial statements

K. R. WHITNEY & COMPANY
(A Development Stage Company)
Statement of Operations

For the Period From January 16, 2003 (Inception) Through February 28, 2003

Operating expenses:		
Compensation	$	10,800
Rent, related party (Note 2)		200
Other		20
Total operating expenses		11,020
Loss before income taxes		(11,020)
Income tax provision (Note 4)		—
Net loss	$	(11,020)
Basic and diluted loss per share	$	(0.00)
Basic and diluted weighted average common shares outstanding		4,514,333

See accompanying notes to financial statements

K. R. WHITNEY & COMPANY
(A Development Stage Company)
Statement of Changes in Shareholders' Equity

	Preferred Stock		Common Stock		Additional Paid-in Capital	Deficit Accumulated During Development Stage	Total
	Shares	Par Value	Shares	Par Value			
Balance at January 16, 2003 (inception)	—	$ —	—	$ —	$ —	$ —	$ —
January 2003, common stock sold to officers, directors and insiders (Note 2)	—	—	4,471,500	447	18,753	—	19,200
February 2003, shares sold in public common stock offering ($.10/share) (Note 3)	—	—	128,500	13	12,837	—	12,850
Net loss, period ended February 28, 2003	—	—	—	—	—	(11,020)	(11,020)
Balance at February 28, 2003	—	$ —	4,600,000	$ 460	$ 31,590	$ (11,020)	$ 21,030

See accompanying notes to financial statements

K. R. WHITNEY & COMPANY
(A Development Stage Company)
Statement of Cash Flows

For the Period From January 16, 2003 (Inception) Through February 28, 2003

Cash flows from operating activities:		
Net loss	$	(11,020)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating liabilities:		
Accounts payable and accrued liabilities, net of accrued offering costs)		11,000
Net cash used in operating activities		(20)
Cash flows from financing activities:		
Proceeds from the sale of common stock		32,050
Payments for deferred offering costs		(5,000)
Net cash provided by financing activities		27,050
Net change in cash		27,030
Cash, beginning of period		—
Cash, end of period	$	27,030
Supplemental disclosure of cash flow information:		
Income taxes	$	—
Interest	$	—

See accompanying notes to financial statements

K. R. WHITNEY & COMPANY
(A Development Stage Company)
Notes to Financial Statements

(1) Summary of Significant Accounting Policies

Organization and Basis of Presentation

K. R. Whitney & Company (the "Company") was incorporated under the laws of Colorado on January 16, 2003 to provide business planning and management consulting services to "start-up" and development stage companies. The Company is a development stage enterprise in accordance with Statement of Financial Accounting Standards ("SFAS") No. 7. The Company has been in the development stage since inception and has no revenue-producing operations to date.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the accompanying financial statements, the Company is a development stage company with losses since inception. These factors, among others, may indicate that the Company will be unable to continue as a going concern for reasonable period of time.

The financial statements do not include any adjustments relating to the recoverability and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis and ultimately to attain profitability. The Company intends to seek additional funding through equity offerings to fund its business plan. There is no assurance that the Company will be successful in raising additional funds.

Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with original maturities of three months or less when acquired, to be cash equivalents. The Company had no cash equivalents at February 28, 2003.

Income Taxes

The Company accounts for income taxes under the provisions of SFAS No. 109, *Accounting for Income Taxes* (SFAS 109). SFAS 109 requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Earnings (Loss) per Common Share

Basic earnings per share is computed by dividing income available to common shareholders (the numerator) by the weighted-average number of common shares (the denominator) for the period. The computation of diluted earnings per share is similar to basic earnings per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if potentially dilutive common shares had been issued.

At February 28, 2003, there was no variance between basic and diluted loss per share as there were no potentially dilutive common shares outstanding.

K. R. WHITNEY & COMPANY
(A Development Stage Company)
Notes to Financial Statements

Offering Costs

The Company has incurred legal and accounting fees related to the preparation of a proposed common stock offering. Such costs are initially deferred until the offering is completed, at which time they are recorded as a reduction of gross proceeds from the offerings. Should the offering not be successful, the offering costs will be expensed.

Financial Instruments

At February 28, 2003, the fair value of the Company's financial instruments approximate fair value due to the short-term maturity of the instruments.

(2) Related Party Transactions

The Company has agreed to pay its president rent of $100 per month for the period from January 1, 2003 through January 1, 2004. As of February 28, 2003, no rent payments were made. The Company accrued $200 in rent expense as of February 28, 2003, which is included in the accompanying financial statements as Indebtedness to Related Party.

In January 2003, the Company sold 4,000,000 and 171,500 shares of its $.0001 par value common stock to its president and an insider for $4,200 ($.001 per share).

In January 2003, the Company sold 200,000 and 100,000 shares of its common stock to its secretary and a director for $10,000 and $5,000, respectively ($.05 per share).

(3) Shareholders' Equity

Preferred Stock

The Board of Directors is authorized to issue shares of preferred stock in series and to fix the number of shares in such series as well as the designation, relative rights, powers, preferences, restrictions, and limitations of all such series. The Company had no preferred shares issued and outstanding at February 28, 2003.

Common Stock Offering

During January and February 2003, the Company conducted a public stock offering whereby it offered 300,000 shares of its common stock for sale at $.10 per share pursuant to an exemption from registration claimed under section 4(2) of the Securities Act of 1933, as amended (the "Act"), and Section 3(b) Rule 506 of the Act. The Company relied upon exemptions from registration believed by it to be available under federal and state securities laws in connection with the offering. The shares were sold through the Company's officers and directors. The Company sold 128,500 shares and received proceeds from the offering totaling $12,850.

Proposed Common Stock Offering

The Company is planning to conduct another public stock offering in which it will offer 1,000,000 shares of its common stock for sale at $.25 per share under Regulation A of the Act. As of February 28, 2003, the Company had incurred $12,000 in costs related to the offering, which are included in the accompanying financial statements as Deferred Offering Costs.

K. R. WHITNEY & COMPANY
(A Development Stage Company)
Notes to Financial Statements

(4) Income Taxes

A reconciliation of the U.S. statutory federal income tax rate to the effective tax rate is as follows:

	January 16, 2003 (Inception) Through February 28, 2003
U.S. Federal statutory graduated rate	15.00%
State income tax rate, net of federal benefit	6.21%
Net operating loss for which no tax benefit is currently available	-21.21%
	0.00%

At February 28, 2003, deferred tax assets consisted of a net tax asset of $2,337, due to operating loss carryforwards of $11,020, which was fully allowed for, in the valuation allowance of $2,337. The valuation allowance offsets the net deferred tax asset for which there is no assurance of recovery. The change in the valuation allowance for the period from January 16, 2003 (inception) through February 28, 2003 totaled $2,337. The current tax benefit also totaled $2,337 for the period from January 16, 2003 (inception) through February 28, 2003. The net operating loss carryforward expires through the year 2023.

The valuation allowance will be evaluated at the end of each year, considering positive and negative evidence about whether the deferred tax asset will be realized. At that time, the allowance will either be increased or reduced; reduction could result in the complete elimination of the allowance if positive evidence indicates that the value of the deferred tax assets is no longer impaired and the allowance is no longer required.

Should the Company undergo an ownership change as defined in Section 382 of the Internal Revenue Code, the Company's tax net operating loss carryforwards generated prior to the ownership change will be subject to an annual limitation, which could reduce or defer the utilization of these losses.

PART III

EXHIBITS

Item 1. Index to Exhibits.

The following is a complete list of Exhibits as part of the Offering statement. Exhibit numbers correspond to the numbers in the Exhibit Table of Item 2 below:

Item 2. Description of Exhibits.

2.0	Articles of Incorporation and By-Laws
6.1	Employment Agreement of Kent R.E. Whitney
6.2	Facilities Rental Agreement with Kent R.E. Whitney
9.0	Form of Escrow Agreement
10.1	Consent of Cordovano and Harvey, P.C., Independent Certified Public Accountants.
10.2	Consent of David Wagner & Associates, P.C. (Included in Exhibit 11.0).
11.0	Opinion of Counsel, David Wagner & Associates, P.C.

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois, on the 22 day of April 2003.

K.R. Whitney & Co., INC.

By:

KENT R.E. WHITNEY
President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
KENT R.E. WHITNEY	Chief Executive and Financial Officer, President and Director	4/22/03
CHARLES J. UMBRIGHT	Director	4/22/03
JOHN T. QUINLAN	Director	4/22/03

ORIGINAL

EXHIBITS

2.0	Articles of Incorporation and By-Laws
6.1	Employment Agreement of Kent R.E. Whitney
6.2	Facilities Rental Agreement with Kent R.E. Whitney
9.0	Form of Escrow Agreement
10.1	Consent of Cordovano and Harvey, P.C., Independent Certified Public Accountants
10.2	Consent of David Wagner & Associates, P.C. (Included in Exhibit 11.0)
11.0	Opinion of Counsel, David Wagner & Associates, P.C.

Exhibit 2.0

Form **BCA-2.10**	ARTICLES OF INCORPORATION	6261 8337
(Rev. Jan. 1999) Jesse White Secretary of State Department of Business Services Springfield, IL 62756 http://www.sos.state.il.us	This space for use by Secretary of State Jesse White Secretary of State Filed: 1/16/2003	**SUBMIT IN DUPLICATE!**
Payment must be made by certified check, cashier's check, Illinois attorney's check, Illinois C.P.A's check or money order, payable to "Secretary of State."	CP0544631	**This space for use by Secretary of State** Date 1/16/2003 Franchise Tax $ 25.00 Filing Fee $ 75.00 Approved:BV $100.00

1. CORPORATE NAME: K. R. Whitney & Company BV

(The corporate name must contain the word "corporation", "company," "incorporated," "limited" or an abbreviation thereof.)

2. Initial Registered Agent: Kent R.E. Whitney

First Name *Middle Initial* *Last name*

Initial Registered Office: 233 E. Wacker Dr. Suite 3904

Number *Street* *Suite #*

Chicago IL Cook 60601

City *County* *Zip Code*

3. Purpose or purposes for which the corporation is organized:
(If not sufficient space to cover this point, add one or more sheets of this size.)

Business planning and management consulting services 7

4. Paragraph 1: Authorized Shares, Issued Shares and Consideration Received:

Class	Par Value per Share	Number of Shares Authorized	Number of Shares Proposed to be Issued	Consideration to be Received Therefor
A	$ .0001	100,000,000	5,000,000	$ 500.00
Preferred	.0001	10,000,000	-0-	
			TOTAL = $	500.00

Paragraph 2: The preferences, qualifications, limitations, restrictions and special or relative rights in respect of the shares of each class are:
(If not sufficient space to cover this point, add one or more sheets of this size.)

(over)

5. *OPTIONAL:* (a) Number of directors constituting the initial board of directors of the corporation: ______________.
(b) Names and addresses of the persons who are to serve as directors until the first annual meeting of shareholders or until their successors are elected and qualify:

Name	Residential Address	City, State, ZIP

6. *OPTIONAL:* (a) It is estimated that the value of all property to be owned by the corporation for the following year wherever located will be: $ ______________
(b) It is estimated that the value of the property to be located within the State of Illinois during the following year will be: $ ______________
(c) It is estimated that the gross amount of business that will be transacted by the corporation during the following year will be: $ ______________
(d) It is estimated that the gross amount of business that will be transacted from places of business in the State of Illinois during the following year will be: $ ______________

7. *OPTIONAL:* *OTHER PROVISIONS*
Attach a separate sheet of this size for any other provision to be included in the Articles of Incorporation, e.g., authorizing preemptive rights, denying cumulative voting, regulating internal affairs, voting majority requirements, fixing a duration other than perpetual, etc.

8. **NAME(S) & ADDRESS(ES) OF INCORPORATOR(S)**

The undersigned incorporator(s) hereby declare(s), under penalties of perjury, that the statements made in the foregoing Articles of Incorporation are true.

Dated January ,02, 2003
(Month & Day) Year

Signature and Name	Address
1. [signature] *Signature*	1. 233 E. Wacker Dr. *Street*
Kent R.E. Whitney *(Type or Print Name)*	Chicago, IL 60601 *City/Town State ZIP Code*
2. ______________ *Signature*	2. ______________ *Street*
______________ *(Type or Print Name)*	______________ *City/Town State ZIP Code*
3. ______________ *Signature*	3. ______________ *Street*
______________ *(Type or Print Name)*	______________ *City/Town State ZIP Code*

(Signatures must be in BLACK INK on original document. Carbon copy, photocopy or rubber stamp signatures may only be used on conformed copies.)
NOTE: If a corporation acts as incorporator, the name of the corporation and the state of incorporation shall be shown and the execution shall be by its president or vice president and verified by him, and attested by its secretary or assistant secretary.

FEE SCHEDULE

- The initial franchise tax is assessed at the rate of 15/100 of 1 percent ($1.50 per $1,000) on the paid-in capital represented in this state, with a minimum of $25.
- The filing fee is $75.
- The **minimum total due** (franchise tax + filing fee) is **$100**.
  (Applies when the Consideration to be Received as set forth in Item 4 does not exceed $16,667)
- The Department of Business Services in Springfield will provide assistance in calculating the total fees if necessary.
  Illinois Secretary of State Springfield, IL 62756
  Department of Business Services Telephone (217) 782-9522 or 782-9523

C-162.20

Exhibit 2.0

BYLAWS

OF

K.R. WHITNEY & COMPANY

As of January 2, 2003

ARTICLE I

Offices

The principal office of the Corporation shall be located at such places within or without the State of Illinois as the Board of Directors may from time to time establish.

ARTICLE II

Registered Office and Agent

The registered office of the Corporation in Illinois shall be located at 260 East Chestnut Street, Suite 1514, Chicago, Illinois 60611 and the registered agent shall be Kent R. E. Whitney. The Board of Directors may, by appropriate resolution from time to time, change the registered office and/or agent.

ARTICLE III

Meetings of Stockholders

Section 1. *Annual Meetings*. The annual meeting of the Stockholders for the election of Directors and for the transaction of such other business as may properly come before such meeting shall be held at such time and date as the Board of Directors shall designate from time to time by resolution duly adopted.

Section 2. Special Meetings. A special meeting of the Stockholders may be called at any time by the President or the Board of Directors, and shall be called by the President upon the written request of Stockholders of record holding in the aggregate twenty per cent (20%) or more of the outstanding shares of stock of the Corporation entitled to vote, such written request to state the purpose or purposes of the meeting and to be delivered to the President.

Section 3. Place of Meetings. All meetings of the Stockholders shall be held at the principal office of the Corporation or at such other place, within or without the State of Illinois, as shall be determined from time to time by the Board of Directors or the Stockholders of the Corporation.

Section 4. Change in Time or Place of Meetings. The time and place specified in this Article III for annual meetings shall not be changed within thirty (30) days next before the day on which such meeting is to be held. A notice of any such change shall be given to each Stockholder at least twenty (20) days before the meeting, in person or by letter mailed to his last known post office address.

Section 5. Notice of Meetings. Written notice, stating the place, day and hour of the meeting, and in the case of a special meeting, the purposes for which the meeting is called, shall be given by or under the direction of the President or Secretary at least ten (10) days but not more than fifty (50) days before the date fixed for such meeting; except that if the number of the authorized shares of the Corporation are to be increased, at least thirty (30) days' notice shall be given. Notice shall be given to each Stockholder entitled to vote at such meeting, of record at the close of business on the day fixed by the Board of Directors as a record date for the determination of the Stockholders entitled to vote at such meeting, or if no such date has been fixed, of record at the close of business on the day next preceding the day on which notice is given. Notice shall be in writing and shall be delivered to each Stockholder in person or sent by United States Mail, postage prepaid, addressed as set forth on the books of the Corporation. A waiver of such notice, in writing, signed by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent to such notice. Except as otherwise required by statute, notice of any adjourned meeting of the Stockholders shall not be required.

Section 6. Quorum. Except as may otherwise be required by statute, the presence at any meeting, in person or by proxy, of the holders of record of at least one-third of the shares then issued and outstanding and entitled to vote shall be necessary and sufficient to constitute a quorum for the transaction of business. In the absence of a quorum, a majority in interest of the Stockholders entitled to vote, present in person or by proxy at such meeting, or, if no Stockholder entitled to vote is present in person or by proxy at such meeting, any Officer entitled to preside or act as secretary of such meeting, may adjourn the meeting from time to time for a period not exceeding sixty (60) days in any one case. At any such adjourned meeting at which a quorum may be present, any business may be transacted which might have been transacted at the meeting as originally called. The Stockholders present at a duly organized meeting may continue to do business until adjournment, notwithstanding the withdrawal of enough Stockholders to leave less than a quorum.

Section 7. Voting. Except as may otherwise be provided by statute or these Bylaws, each Stockholder shall at every meeting of the Stockholders be entitled to one (1) vote, in person or by proxy, for each share of the voting capital stock held by such Stockholder. However, no proxy shall be voted on after eleven (11) months from its date, unless the proxy provides for a longer period. At all meetings of the Stockholders, except as may otherwise be required by statute, the Articles of Incorporation of this Corporation, or these Bylaws, if a quorum is present, the affirmative vote of the majority of the quorum represented at the meeting in person or by proxy entitled to vote on the subject matter shall be the act of the Stockholders.

Persons holding stock in a fiduciary capacity shall be entitled to vote the shares so held, and persons whose stock is pledged shall be entitled to vote, unless in the transfer by the pledgor on the books of the Corporation he shall have expressly empowered the pledgee to vote thereon, in which case only the pledgee or his proxy may represent said stock and vote thereon.

Shares of the capital stock of the Corporation belonging to the Corporation shall not be voted directly or indirectly.

Section 8. Consent of Stockholders in Lieu of Meeting. Whenever the vote of Stockholders at a meeting thereof is required or permitted to be taken in connection with any corporate action, by any provision of statute, these Bylaws, or the Articles of Incorporation, the meeting and vote of Stockholders may be dispensed with if all the Stockholders who would have been entitled to vote upon the action if such meeting were held shall consent in writing to such corporate action being taken.

Section 9. Telephonic Meeting. Any meeting held under this Article III may be held by telephone, in accordance with the provisions of the Illinois Complied Statutes.

Section 10. List of Stockholders Entitled to Vote. The Officer who has charge of the stock ledger of the Corporation shall prepare and make, at least ten (10) days before every annual meeting, a complete list of the Stockholders entitled to vote at such meeting, arranged in alphabetical order and showing the address of each Stockholder and the number of shares registered in the name of each Stockholder. Such list shall be open to the examination of any Stockholder during ordinary business hours, for a period of at least ten (10) days prior to election, either at a place within the city, town or village where the election is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where said meeting is to be held. The list shall be produced and kept at the time and place of election during the whole time thereof and be subject to the inspection of any Stockholder who may be present.

ARTICLE IV

Board of Directors

Section 1. General Powers. The business and affairs of the Corporation shall be managed by the Board of Directors, except as otherwise provided by statute, the Articles of Incorporation of the Corporation, or these Bylaws.

Section 2. Number and Qualifications. The Board of Directors shall consist of at least three (3) members, and not more than seven (7) members, as shall be designated by the Board of Directors from time to time, and in the absence of such designation, the Board of Directors shall consist of three (3) members. This number may be changed from time to time by resolution of the Board of Directors. However, no such change shall have the effect of reducing the number of members below three (3). Directors need not be residents of the State of Illinois or Stockholders of the Corporation. Directors shall be natural persons of the age of eighteen (18) years or older.

Section 3. Election and Term of Office. Members of the initial Board of Directors of the Corporation shall hold office until the first annual meeting of Stockholders. At the first annual meeting of Stockholders, and at each annual meeting thereafter, the Stockholders shall elect Directors to hold office until the next succeeding annual meeting. Each Director shall hold office until his successor is duly elected and qualified, unless sooner displaced. Election of Directors need not be by ballot.

Section 4. Compensation. The Board of Directors may provide by resolution that the Corporation shall allow a fixed sum and reimbursement of expenses for attendance at meetings of the Board of Directors and for other services rendered on behalf of the Corporation. Any Director of the Corporation may also serve the Corporation in any other capacity, and receive compensation therefor in any form, as the same may be determined by the Board in accordance with these Bylaws.

Section 5. Removals and Resignations. Except as may otherwise be provided by statute, the Stockholders may, at any special meeting called for the purpose, by a vote of the holders of the majority of the shares then entitled to vote at an election of Directors, remove any or all Directors from office, with or without cause.

A Director may resign at any time by giving written notice to the Board of Directors, the President or the Secretary of the Corporation. The resignation shall take effect immediately upon the receipt of the notice, or at any later period of time specified therein. The acceptance of such resignation shall not be necessary to make it effective, unless the resignation requires acceptance for it to be effective.

Section 6. Vacancies. Any vacancy occurring in the office of a Director, whether by reason of an increase in the number of directorships or otherwise, may be filled by a majority of the Directors then in office, though less than a quorum. A Director elected to fill a vacancy shall be elected for the unexpired term of his predecessor in office, unless sooner displaced.

When one or more Directors resign from the Board, effective at a future date, a majority of the Directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective. Each Director so chosen shall hold office as herein provided in the filling of other vacancies.

Section 7. Executive Committee. By resolution adopted by a majority of the Board of Directors, the Board may designate one or more committees, including an Executive Committee, each consisting of one (1) or more Directors. The Board of Directors may designate one (1) or more Directors as alternate members of any such committee, who may replace any absent or disqualified member at any meeting of such committee. Any such committee, to the extent provided in the resolution and except as may otherwise be provided by statute, shall have and may exercise the powers of the Board of Directors in the management of the business and affairs of the Corporation and may authorize the seal of the Corporation to be affixed to all papers which may require the same. The designation of such committee and the delegation thereto of authority shall not operate to relieve the Board of Directors, or any member thereof, of any responsibility imposed upon it or him by law. If there be more than two (2) members on such committee, a majority of any such committee may determine its action and may fix the time and place of its meetings, unless provided otherwise by the Board. If there be only two (2) members, unanimity of action shall be required. Committee action may be by way of a written consent signed by all committee members. The Board shall have the power at any time to fill vacancies on committees, to discharge or abolish any such committee, and to change the size of any such committee.

Except as otherwise prescribed by the Board of Directors, each committee may adopt such rules and regulations governing its proceedings, quorum, and manner of acting as it shall deem proper and desirable.

Each such committee shall keep a written record of its acts and proceedings and shall submit such record to the Board of Directors. Failure to submit such record, or failure of the Board to approve any action indicated therein will not, however, invalidate such action to the extent it has been carried out by the Corporation prior to the time the record of such action was, or should have been, submitted to the Board of Directors as herein provided.

ARTICLE V

Meetings of Board of Directors

Section 1. *Annual Meetings*. The Board of Directors shall meet each year immediately after the annual meeting of the Stockholders for the purpose of organization, election of Officers, and consideration of any other business that may properly be brought before the meeting. No notice of any kind to either old or new members of the Board of Directors for such annual meeting shall be necessary.

Section 2. *Regular Meetings.* The Board of Directors from time to time may provide by resolution for the holding of regular meetings and fix the time and place of such meetings. Regular meetings may be held within or without the State of Illinois. The Board need not give notice of regular meetings provided that the Board promptly sends notice of any change in the time or place of such meetings to each Director not present at the meeting at which such change was made.

Section 3. *Special Meetings.* The Board may hold special meetings of the Board of Directors at any place, either within or without the State of Illinois, at any time when called by the President, or two or more Directors. Notice of the time and place thereof shall be given to and received by each Director at least three (3) days before the meeting. A waiver of such notice in writing, signed by the person or persons entitled to said notice, either before or after the time stated therein, shall be deemed equivalent to such notice. Notice of any adjourned special meeting of the Board of Directors need not given.

Section 4. *Quorum.* The presence, at any meeting, of a majority of the total number of Directors shall be necessary and sufficient to constitute a quorum for the transaction of business. Except as otherwise required by statute, the act of a majority of the Directors present at a meeting at which a quorum is present shall be the act of the Board of Directors; however, if only two (2) Directors are present, unanimity of action shall be required. In the absence of a quorum, a majority of the Directors present at the time and place of any meeting may adjourn such meeting from time to time until a quorum is present.

Section 5. *Consent of Directors in Lieu of Meeting.* Unless otherwise restricted by statute, the Board may take any action required or permitted to be taken at any meeting of the Board of Directors without a meeting, if a written consent thereto is signed by all members of the Board, and such written consent is filed with the minutes of proceedings of the Board.

Section 6. *Telephonic Meeting.* Any meeting held under this Article V may be held by telephone, in accordance with the provisions of the Illinois Complied Statutes.

Section 7. Attendance Constitutes Waiver. Attendance of a Director at a meeting constitutes a waiver of any notice to which the Director may otherwise have been entitled, except where a Director attends a meeting for the express purpose of objecting the transaction of any business because the meeting is not lawfully called or convened.

ARTICLE VI
Officers

Section 1. Number. The Corporation shall have a President, one or more Vice Presidents as the Board may from time to time elect, a Secretary and a Treasurer, and such other Officers and Agents as may be deemed necessary. One person may hold any two offices. The Corporation may also have a Chairman of the Board. In the absence of the designation of a Chairman of the Board, the President will perform the Chairman's functions.

Section 2. Election, Term of Office, and Qualifications. The Board shall choose the Officers specifically designated in Section 1 of this Article VI at the annual meeting of the Board of Directors and such Officers shall hold office until their successors are chosen and qualified, unless sooner displaced. Officers need not be Directors of the Corporation.

Section 3. Subordinate Officers. The Board of Directors, from time to time, may appoint other Officers and Agents, including one or more Assistant Secretaries and one or more Assistant Treasurers, each of whom shall hold office for such period, and each of whom shall have such authority and perform such duties as are provided in these Bylaws or as the Board of Directors from time to time may determine. The Board of Directors may delegate to any Officer or the Chairman of the Board of Directors the power to appoint any such subordinate Officers and Agents and to prescribe their respective authorities and duties.

Section 4. Removals and Resignations. The Board of Directors may, by vote of a majority of their entire number, remove from office any Officer or Agent of the Corporation, appointed by the Board of Directors.

Any Officer may resign at any time by giving written notice to the Board of Directors. The resignation shall take effect immediately upon the receipt of the notice, or any later period of time specified therein. The acceptance of such resignation shall not be necessary to make it effective, unless the resignation requires acceptance for it to be effective.

Section 5. Vacancies. Whenever any vacancy shall occur in any office by death, resignation, removal, or otherwise, it shall be filled for the unexpired portion of the term in the manner prescribed by these Bylaws for the regular election or appointment to such office, at any meeting of Directors.

Section 6. The Chairman of the Board. The Chairman of the Board shall be the Chief Executive Officer of the Corporation and, subject to the direction and under the supervision of the Board of Directors, shall have general charge of all of the affairs of the Corporation. The Chairman shall preside at all meetings of the Stockholders and of the Board of Directors at which he is present.

Section 7. The President. The President shall be the Chief Operating Officer of the Corporation and, subject to the direction and under the supervision of the Board of Directors, shall have general charge of the day-to-day operations and of the property of the Corporation, and shall have control over its Officers, Agents and Employees. The President shall preside at all meetings of the Stockholders and of the Board of Directors at which the Chairman is not present. The President shall do and perform such other duties and may exercise such other powers as these Bylaws or the Board of Directors from time to time may assign to him.

Section 8. The Vice President. At the request of the President or in the event of his absence or disability, the Vice President, or in case there shall be more than one Vice President, the Vice President designated by the President, or in the absence of such designation, the Vice President designated by the Board of Directors, shall perform all the duties of the President, and when so acting, shall have all the powers of, and be subject to all the restrictions upon, the President. Any Vice President shall perform such other duties and may exercise such her powers as from time to time these Bylaws or by the Board of Directors or the President be assign to him.

Section 9. The Secretary. The Secretary shall:

a. record all the proceedings of the meetings of the Corporation and Directors in a book to be kept for that purpose;

b. have charge of the stock ledger (which may, however, be kept by any transfer agent or agents of the Corporation under the direction of the Secretary), an original or duplicate of which shall be kept at the principal office or place of business of the Corporation;

c. see that all notices are duly and properly given;

d. be custodian of the records of the Corporation and the Board of Directors, and of the seal of the Corporation, and see that the seal is affixed to all stock certificates prior to their issuance and to all documents for which the Corporation has authorized execution on its behalf under its seal;

e. see that all books, reports, statements, certificates, and other documents and records required by law to be kept or filed are properly kept or filed;

f. in general, perform all duties and have all powers incident to the office of Secretary, and perform such other duties and have such other powers as these Bylaws, the Board of Directors, the Chairman of the Board of Directors, or the President from time to time may assign to him; and

g. prepare and make, at least ten (10) days before every election of Directors, a complete list of the Stockholders entitled to vote at said election, arranged in alphabetical order.

Section 10. The Treasurer. The Treasurer shall be the Chief Financial Officer of the Corporation and shall:

a. have supervision over the funds, securities, receipts and disbursements of the Corporation;

b. cause all moneys and other valuable effects of the Corporation to be deposited in its name and to its credit, in such depositories as the Board of Directors or, pursuant to authority conferred by the Board of Directors, its designee shall select;

c. cause the funds of the Corporation to be disbursed by checks or drafts upon the authorized depositaries of the Corporation, when such disbursements shall have been duly authorized;

d. cause proper vouchers for all moneys disbursed to be taken and preserved;

e. cause correct books of accounts of all its business and transactions to be kept at the principal office of the Corporation;

f. render an account of the financial condition of the Corporation and of his transactions as Treasurer to the President, the Chairman of the Board of Directors, or the Board of Directors, whenever requested;

g. be empowered to require from the Officers or Agents of the Corporation reports or statements giving such information as he may desire with respect to any and all financial transactions of the Corporation; and

h. in general, perform all duties and have all powers incident to the office of Treasurer and perform such other duties and have such other powers as from time to time may be assigned to him by these Bylaws or by the Chairman of the Board of Directors, the Board of Directors or the President.

Section 11. *Salaries*. The Board of Directors shall from time to time fix the salaries of the Officers of the Corporation. The Board of Directors may delegate to any person the power to fix the salaries or other compensation of any Officers or Agents appointed, in accordance with the provisions of Section 3 of this Article VI. No Officer shall be prevented from receiving such salary by reason of the fact that he is also a Director of the Corporation. Nothing contained in this Bylaw shall be construed so as to obligate the Corporation to pay any Officer a salary, which is within the sole discretion of the Board of Directors.

Section 12. *Surety Bond*. The Board of Directors may in its discretion secure the fidelity of any or all of the Officers of the Corporation by bond or otherwise.

ARTICLE VII
Execution of Instruments

Section 1. *Checks, Drafts, Etc*. The President and the Secretary or Treasurer shall sign all checks, drafts, notes, bonds, bills of exchange and orders for the payment of money of the Corporation, and all assignments or endorsements of stock certificates, registered bonds or other securities, owned by the Corporation, unless otherwise directed by the Board of Directors, or unless otherwise required by law. The Board of Directors may, however, authorize any Officer to sign any of such instruments for and on behalf of the Corporation without necessity of countersignature, and may designate Officers or Employees of the Corporation other than those named above who may, in the name of the Corporation, sign such instruments.

Section 2. Execution of Instruments Generally. Subject always to the specific direction of the Board of Directors, the President shall execute all deeds and instruments of indebtedness made by the Corporation and all other written contracts and agreements to which the Corporation shall be a party, in its name, attested by the Secretary. The Secretary, when necessary required, shall affix the corporate seal thereto.

Section 3. Proxies. The President and the Secretary or an Assistant Secretary of the Corporation or by any other person or persons duly authorized by the Board of Directors may execute and deliver proxies to vote with respect to shares of stock of other corporations owned by or standing in the name of the Corporation from time to time on behalf of the Corporation.

ARTICLE VIII
Capital Stock

Section 1. Certificates of Stock. Every holder of stock in the Corporation shall be entitled to have a certificate, signed in the name of the Corporation by the President and by the Secretary of the Corporation, certifying the number of shares owned by that person in the Corporation. Certificates of stock shall be in such form as shall, in conformity to law, be prescribed from time to time by the Board of Directors.

Section 2. Transfer of Stock. Shares of stock of the Corporation shall only be transferred on the books of the Corporation by the holder of record thereof or by his attorney duly authorized in writing, upon surrender to the Corporation of the certificates for such shares endorsed by the appropriate person or persons, with such evidence of the authenticity of such endorsement, transfer, authorization and other matters as the Corporation may reasonably require. Surrendered certificates shall be canceled and shall be attached to their proper stubs in the stock certificate book.

Section 3. *Rights of Corporation with Respect to Registered Owners*. Prior to the surrender to the Corporation of the certificates for shares of stock with a request to record the transfer of such shares, the Corporation may treat the registered owner as the person entitled to receive dividends, to vote, to receive notifications, and otherwise to exercise all the rights and powers of an owner.

Section 4. *Closing Stock Transfer Book*. The Corporation shall not close its Stock Transfer Book for any purpose. In lieu of closing the Stock Transfer Book, the Board of Directors may in advance fix a date, not exceeding fifty (50) days preceding the date of any meeting of Stockholders, for the date for the payment of any dividend, for the date for the allotment of rights, for the date when any change or conversion or exchange of capital stock shall go into effect, or for a date in connection with obtaining such consent, as a record date for the determination of the Stockholders entitled to notice of, and to vote at, any such meeting and any adjournment thereof, or entitled to receive payment of any such dividend, or to any such allotment of rights, or to exercise the rights in respect of any such change, conversion or exchange of capital stock, or to give such consent. In such case such Stockholders of record on the date so fixed, and only such Stockholders shall be entitled to such notice of, and to vote at, such meeting and any adjournment thereof, or to receive payment of such dividend, or to receive such allotment of rights, or to exercise such rights, or to give such consent, as the case may be, notwithstanding any transfer of any stock on the books of the Corporation after any such record date fixed as aforesaid.

Section 5. *Lost, Destroyed and Stolen Certificates*. The Corporation may issue a new certificate of shares of stock in the place of any certificate theretofore issued and alleged to have been lost, destroyed or stolen. However, the Board of Directors may require the owner of such lost, destroyed or stolen certificate or his legal representative, to: (a) request a new certificate before the Corporation has notice that the shares have been acquired by a bona fide purchaser; (b) furnish an affidavit as to such loss, theft or destruction; (c) file with the Corporation a sufficient indemnity bond; or (d) satisfy such other reasonable requirements, including evidence of such loss, destruction, or theft as may be imposed by the Corporation.

ARTICLE IX

Dividends

Section 1. *Sources of Dividends.* The Directors of the Corporation, subject to the Illinois Complied Statutes, may declare and pay dividends upon the shares of the capital stock of the Corporation.

Section 2. *Reserves.* Before the payment of any dividend, the Directors of the Corporation may set apart out of any of the funds of the Corporation available for dividends a reserve or reserves for any proper purpose, and the Directors may abolish any such reserve in the manner in which it was created.

Section 3. *Reliance on Corporate Records.* A Director in relying in good faith upon the books of account of the Corporation or statements prepared by any of its officials as to the value and amount of the assets, liabilities, and net profits of the Corporation, or any other facts pertinent to the existence and amount of surplus or other funds from which dividends might properly be declared and paid shall be fully protected.

Section 4. *Manner of Payment.* Dividends may be paid in cash, in property, or in shares of the capital stock of the Corporation.

ARTICLE X

Seal and Fiscal Year

Section 1. *Seal.* The corporate seal, subject to alteration by the Board of Directors, shall be in the form of a circle, shall bear the name of the Corporation, and shall indicate its formation under the laws of the State of Illinois and the year of incorporation. Such seal may be used by causing it or a facsimile thereof to be impressed, affixed, or otherwise reproduced.

Section 2. *Fiscal Year*. The fiscal year of the Corporation shall be January 1 through December 31 of each year.

ARTICLE XI
Amendments

Except as may otherwise be provided herein, a majority vote of the whole Board of Directors at any meeting of the Board shall be sufficient to amend or repeal these Bylaws.

ARTICLE XII
Indemnification of Officers and Directors

Section 1. *Exculpation*. To the fullest extent permitted under Chapter 805 of the Illinois Compiled Statutes as may be in effect from time to time, no Director or Officer of the Corporation shall be liable for the acts, defaults, or omissions of any other Director or Officer, or for any loss sustained by the Corporation.

Section 2. *Indemnification*. Each Director and Officer of the Corporation and each person who shall serve at the Corporation's request as a director or officer of another corporation in which the Corporation owns shares of capital stock or of which it is a creditor shall be indemnified by the Corporation against all reasonable costs, expenses and liabilities (including reasonable attorneys' fees) actually and necessarily incurred by or imposed upon him in connection with, or resulting from any claim, action, suit, proceeding, investigation, or inquiry of whatever nature in which he may be involved as a party or otherwise by reason of his being or having been a Director or Officer of the Corporation or such director or officer of such other corporation, whether or not he continues to be a Director or Officer of the Corporation or a director or officer of such other corporation, at the time of the incurring or imposition of such costs, expenses or liabilities, except in relation to matters as to which he shall be finally adjudged in such action, suit, proceeding, investigation, or inquiry to be liable for willful misconduct, willful neglect, or gross negligence toward or on behalf of the Corporation in the performance of his duties as such Director or Officer of the Corporation or as such director or officer of such other corporation. As to whether or not a Director or Officer was liable by reason of willful misconduct, willful neglect, or gross negligence toward or on behalf of the Corporation in the performance of his duties as such Director or Officer of the Corporation or as such director or officer of such other corporation, in the absence of such final adjudication of the existence of such liability, the Board of Directors and each Director and Officer may conclusively rely upon an opinion of independent legal counsel selected by or in the manner designated by the Board of Directors. The foregoing right to indemnification shall be in addition to and not in limitation of all other rights which such person may be entitled as a matter of law, and shall inure to the benefit of the legal representatives of such person.

Section 3. *Liability Insurance*. The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation or who is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, association, or other enterprise against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such, whether or not he is indemnified against such liability by this Article XII.

Exhibit 6.1

EXECUTIVE EMPLOYMENT AGREEMENT

This Executive Employment Agreement ("Agreement") is made and effective this Jan. 1, 2003, by and between K. R. Whitney & Co. ("Company") and Kent R. E. Whitney ("Executive").

NOW, THEREFORE, the parties hereto agree as follows:

1. **Employment**.
Company hereby agrees to initially employ Executive as its President and Executive hereby accepts such employment in accordance with the terms of this Agreement and the terms of employment applicable to regular employees of Company. In the event of any conflict or ambiguity between the terms of this Agreement and terms of employment applicable to regular employees, the terms of this Agreement shall control. Election or appointment of Executive to another office or position, regardless of whether such office or position is inferior to Executive's initial office or position, shall not be a breach of this Agreement.

2. **Duties of Executive**.
The duties of Executive shall include the performance of all of the duties typical of the office held by Executive as described in the bylaws of the Company and such other duties and projects as may be assigned by a superior officer of the Company, if any, or the board of directors of the Company. Executive shall devote his entire productive time, ability and attention to the business of the Company and shall perform all duties in a professional, ethical and businesslike manner. Executive will may, during the term of this Agreement, directly or indirectly engage in any other business, either as an employee, employer, consultant, principal, officer, director, advisor, or in any other capacity, either with or without compensation, without the prior written consent of Company. In addition to the duties described herein, Executive is also authorized and directed to do the following: Development of the Company's business plan, development of new clientele for the Company and review of the marketplace for the Company's services.

3. **Compensation**.
Executive will be paid compensation during this Agreement as follows:
A. A base salary of $4,800 per year, payable in installments according to the Company's regular payroll schedule. The base salary shall be adjusted at the end of each year of employment at the discretion of the board of directors. Mr. Whitney will receive $10,000 at the close of the Company's stock offering for development of the Company's business plan, initial development of clientele and other services performed to date.

4. **Benefits**.
A. Holidays. Executive will be entitled to at least 14 paid holidays each calendar year and 7 personal days. Company will notify Executive on or about the beginning of each calendar year with respect to the holiday schedule for the coming year. Personal holidays, if any, will be scheduled in advance subject to requirements of Company. Such holidays

must be taken during the calendar year and cannot be carried forward into the next year. Executive is not entitled to any personal holidays during the first six months of employment.

B. Vacation. Following the first six months of employment, Executive shall be entitled to 7 paid vacation days each year.

C. Sick Leave. Executive shall be entitled to sick leave and emergency leave according to the regular policies and procedures of Company. Additional sick leave or emergency leave over and above paid leave provided by the Company, if any, shall be unpaid and shall be granted at the discretion of the board of directors.

D. Pension and Profit Sharing Plans. Executive shall be entitled to participate in any pension or profit sharing plan or other type of plan adopted by Company for the benefit of its officers and/or regular employees.

E. Expense Reimbursement. Executive shall be entitled to reimbursement for all reasonable expenses, including travel and entertainment, incurred by Executive in the performance of Executive's duties. Executive will maintain records and written receipts as required by the Company policy and reasonably requested by the board of directors to substantiate such expenses.

5. **Term and Termination**.
A. The Initial Term of this Agreement shall commence on and it shall continue in effect for a period of one year. Thereafter, the Agreement shall be renewed upon the mutual agreement of Executive and Company. This Agreement and Executive's employment may be terminated at Company's discretion during the Initial Term, provided that Company shall pay to Executive an amount equal to payment at Executive's base salary rate for the remaining period of Initial Term, plus an amount equal to $5,000.00 of Executive's base salary. In the event of such termination, Executive shall not be entitled to any incentive salary payment or any other compensation then in effect, prorated or otherwise.

B. This Agreement and Executive's employment may be terminated by Company at its discretion at any time after the Initial Term, provided that in such case, Executive shall be paid $5,000 of Executive's then applicable base salary. In the event of such a discretionary termination, Executive shall not be entitled to receive any incentive salary payment or any other compensation then in effect, prorated or otherwise.

C. This Agreement may be terminated by Executive at Executive's discretion by providing at least thirty (30) days prior written notice to Company. In the event of termination by Executive pursuant to this subsection, Company may immediately relieve Executive of all duties and immediately terminate this Agreement, provided that Company shall pay Executive at the then applicable base salary rate to the termination date included in Executive's original termination notice.

61.

D. In the event that Executive is in breach of any material obligation owed Company in this Agreement, habitually neglects the duties to be performed under this Agreement, engages in any conduct which is dishonest, damages the reputation or standing of the Company, or is convicted of any criminal act or engages in any act of moral turpitude, then Company may terminate this Agreement upon five (5) days notice to Executive. In event of termination of the agreement pursuant to this subsection, Executive shall be paid only at the then applicable base salary rate up to and including the date of termination. Executive shall not be paid any incentive salary payments or other compensation, prorated or otherwise.

E. In the event Company is acquired, or is the non-surviving party in a merger, or sells all or substantially all of its assets, this Agreement shall not be terminated and Company agrees to use its best efforts to ensure that the transferee or surviving company is bound by the provisions of this Agreement.

6. **Notices**.
Any notice required by this Agreement or given in connection with it, shall be in writing and shall be given to the appropriate party by personal delivery or by certified mail, postage prepaid, or recognized overnight delivery services;

If to Company:
K.R. Whitney & Co.
260 East Chustnut St. Suite 1514
Chicago, IL. 60611
If to Executive:
Kent R. E. Whitney
233 East Wacker Dr. Suite 3904
Chicago, IL. 60601

7. **Final Agreement**.
This Agreement terminates and supersedes all prior understandings or agreements on the subject matter hereof. This Agreement may be modified only by a further writing that is duly executed by both parties.

8. **Governing Law**.
This Agreement shall be construed and enforced in accordance with the laws of the state of Illinois.

9. **Headings**.
Headings used in this Agreement are provided for convenience only and shall not be used to construe meaning or intent.

10. **No Assignment**.
Neither this Agreement nor any or interest in this Agreement may be assigned by Executive without the prior express written approval of Company, which may be

62.

withheld by Company at Company's absolute discretion.

11. **Severability**.
If any term of this Agreement is held by a court of competent jurisdiction to be invalid or unenforceable, then this Agreement, including all of the remaining terms, will remain in full force and effect as if such invalid or unenforceable term had never been included.

12. **Arbitration**.
The parties agree that they will use their best efforts to amicably resolve any dispute arising out of or relating to this Agreement. Any controversy, claim or dispute that cannot be so resolved shall be settled by final binding arbitration in accordance with the rules of the American Arbitration Association and judgment upon the award rendered by the arbitrator or arbitrators may be entered in any court having jurisdiction thereof. Any such arbitration shall be conducted in Chicago, IL., or such other place as may be mutually agreed upon by the parties. Within fifteen (15) days after the commencement of the arbitration, each party shall select one person to act as arbitrator, and the two arbitrators so selected shall select a third arbitrator within ten (10) days of their appointment. Each party shall bear its own costs and expenses and an equal share of the arbitrator's expenses and administrative fees of arbitration.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

1/1/03

Exhibit 6.2

KENT R. E. WHITNEY

January 1, 2003

K.R. Whitney & Co.
260 East Chestnut St. Suite 1514
Chicago, IL. 60611

Facilities Rental Agreement

Sublease of suite 1514 at 260 East Chestnut St. for the term of one year, with a basis of $100 per month rent. To K. R. Whitney & Co. Term to begin January 1, 2003 to January 1, 2004

Sincerely,

[signature]

Kent R.E. Whitney

233 EAST WACKER DR. • CHICAGO, IL• 60601
PHONE: 312-310-0400 • FAX: 312-946-0090

Exhibit 9.0

K.R. WHITNEY & COMPANY

ESCROW AGREEMENT

This Escrow Agreement this "Agreement"), is made and entered into this day of , 2003 by and between K.R. WHITNEY & COMPANY, an Ilinois corporation (the "Issuer") and Community Banks of Colorado (the "Escrow Agent").

WITNESSETH:

WHEREAS, the Issuer intends to raise a minimum of $50,000 and a maximum of $250,000 through the sale of Common Shares of its securities (the "Shares") for cash pursuant to a Offering Circular dated ________, 2003 (the "Offering Circular"); and

WHEREAS, the Issuer is offering the Shares on a "best efforts minimum or none" basis, meaning that no Shares will be sold unless at least $50,000 in principal amount of the Shares have been sold within ninety (90) days after the effective date of the Issuer's Offering Circular (which period may be extended for an additional ninety (90) days by the Issuer), and

WHEREAS, the Shares are being offered and sold to investors (the "Subscribers") pursuant to a Registration Statement under Regulation A of the Securities Act of 1933 and registration under applicable state securities laws.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, the parties agree as follows:

1. Deposits.

A. The Issuer agrees that it shall, as soon as shall be practicable following receipt thereof, but in no event later than by noon of the next business day following receipt thereof, deliver to the Escrow Agent all cash proceeds from the sale of the Shares in a minimum amount of $50,000 and a maximum amount of $250,000, together with a copy of the subscription agreement therefor from each Subscriber, which shall set forth, among other things, the Subscriber's name and address, Social Security or Tax Identification Number, the number of Shares purchased and the amount paid therefor. All Subscribers' checks will be made payable to the Escrow Agent. The Escrow Agent shall have no responsibility for subscription proceeds not received and collected by it.

All funds and remittances delivered to the Escrow Agent pursuant this Agreement shall be deposited immediately by the Escrow Agent into a separate, non-interest bearing account designated substantially as follows: "K.R. WHITNEY & COMPANY-Community Banks of Colorado Escrow Agent" (the "Escrow Account").

2. Rejection of Subscriptions for Shares.

Any subscription for Shares may be rejected in whole or in part by the Issuer. The Issuer will notify the Escrow Agent, in writing, that a subscription has been rejected. Upon the receipt of a notice of rejection or partial rejection, the Escrow Agent shall return to the Subscriber the amount of the subscription that has been rejected by the Issuer, without interest thereon.

3. Disbursement; Termination.

A. Within three (3) business day of receipt of subscriptions and funds aggregating $50,000, the Escrow Agent shall disburse the funds held by it pursuant to this Agreement to the Issuer, in accordance with written instructions from the Company to the Escrow Agent, at which time this Agreement will terminate. At such time as the Escrow Agent shall have made the payment provided for in this subsection 3.a., it shall be completely discharged and released of any and all further liabilities and responsibilities hereunder.

B. This Agreement shall also terminate upon the earlier of (i) the date the Issuer notifies the Escrow Agent that the offering of Shares has been terminated, or (ii) the 91st day after the effective date of the Issuer's Offering Circular unless extended for an additional ninety (90) days upon agreement of the Issuer, unless Escrow Agent holds at least $50,000 pursuant to this Agreement.

C. If this Agreement is terminated pursuant to subsection 3.B., within five (5) business days after the termination, Escrow Agent shall return to each Subscriber the subscription proceeds attributable to him or her hereunder, without interest thereon. All returns and deliveries to a Subscriber hereunder shall be mailed by regular mail to the residential or business address of such Subscriber, as provided to the Escrow Agent pursuant to Section 1, above. With regard to any funds payable to Subscribers of Shares which the Escrow Agent cannot disburse or return to the Subscribers because the address given in the written account is defective or which the Escrow Agent cannot, for any other reason, disburse to the Subscriber, the Escrow Agent shall at its option and sole discretion either: (a) deposit the funds with the Clerk of the District Court of Arapahoe County, State of Colorado or with the Clerk of the United States District Court for the District of Colorado, and interplead the parties hereto, or (b) retain such funds until a valid determination regarding such Subscriber can be made. Upon the Escrow Agent's so depositing such funds and filing its complaint in interpleader under subparagraph (a), the parties herein, for themselves, their heirs, successors and assigns, do hereby appoint the Clerk of the Court as their agent for service of all process in connection with the proceeding mentioned in this paragraph.

D. Any payment to a Subscriber may be made by a check of the Escrow Agent. Each amount paid or payable to each Subscriber pursuant to this subsection 3.C. shall be deemed to be the property of each Subscriber, free and clear of any or all claims of the Company or any of its creditors, and the respective agreements to purchase the Shares made and entered into in the Offering Circular shall thereupon be deemed to be canceled and without any further liability of the Subscribers to pay for the Shares purchased.

E. The Issuer shall make a true copy of this Escrow Agreement available to each Subscriber at no charge.

4. Escrow Agent.

The parties further covenant, warrant and agree that the Escrow Agent:

A. Shall have no duty to collect any proceeds of the offering of the Shares.

B. Undertakes to perform only such duties as are expressly set forth herein and no implied duties or obligations shall be read into this Agreement against the Escrow Agent.

C. May act in reliance upon any writing or instrument or signature which it believes in good faith to be genuine, may assume the validity and accuracy of any statement or assertion contained in such a writing or instrument, and may assume that any person purporting to give any writing, notice, advice, or instructions in connection with the provisions hereof has been duly authorized to do so.

D. Shall not be liable, in any manner, for the validity, sufficiency or correctness, as to form, manner and execution, of any instrument deposited in the Escrow Account or with respect to the identity, authority, or right of any person executing the same, and its duties hereunder shall be limited to the safekeeping of such moneys, instruments or other documents received by it as escrow holder and for the disposition of the same in accordance with the written instrument accepted by it in the Escrow Account.

E. May consult with counsel of its own choice and shall have full and complete authorization and protection for any action taken or suffered by it hereunder in good faith and in accordance with the opinion of such counsel. The Escrow Agent shall otherwise not be liable for any mistake of fact or error of judgment or any acts or omissions of any kind, unless caused by its willful misconduct or gross negligence.

F. May resign upon 30 days written notice to the parties to this Agreement. If a successor Escrow Agent is not appointed within this 30 day period, the Escrow Agent may petition a court of competent jurisdiction to name a successor.

G. May, in the event of doubt as to its duties or liabilities under the provisions of this escrow, in its sole discretion, continue to hold the monies which are the subject to this escrow until all interested persons mutually agree to the disbursement thereof, and may, in its sole discretion, file an action in interpleader to resolve such disagreement. The Escrow Agent shall be indemnified for all costs, including reasonable attorneys, fees, in trial and appellate courts, in connection with the aforesaid interpleader action and shall be fully protected in suspending all or a part of its activities under this Agreement until final judgment in the interpleader action is received.

H. May accept directions hereunder from the Issuer or such other agents of the Issuer whose names and signatures are supplied to the Escrow Agent in a letter executed on behalf of the Issuer.

I. Shall have no obligation to pay interest on any funds so deposited.

J. Except as set forth in Exhibit "A" to this Agreement, Escrow Agent shall not earn a fee for its services hereunder; however, the Escrow Agent shall be reimbursed by the Issuer for normal and routine banking charges incurred in connection with the maintenance of the Escrow Account.

5. <u>Indemnification</u>.

A. The Issuer agrees to absolve, exonerate, hold harmless, indemnify and defend the Escrow Agent from any and all claims, liabilities, losses, actions, suits or proceedings at law or in equity, or any other expense, fees, or charges of any character or nature, including attorneys, fees in trial and appellate courts, and the cost of defending any action, suit or proceeding or of resisting or the settlement of any claim, which it may incur or with which it may be threatened by reason of its acting as Escrow Agent.

B. The Escrow Agent shall be vested with a lien on all property deposited hereunder for indemnification for attorneys, fees, court costs, or any other expense, fees or charges of any character or nature which may be incurred by said Escrow Agent by reason of disputes arising between the makers of this escrow, as to the correct interpretation of this Agreement and instructions given to the Escrow Agent hereunder or otherwise, and shall have the right, regardless of the instructions aforesaid, to hold such property until and unless such additional expenses, fees, and charges shall be fully paid.[

C. This indemnity shall not apply in any cause that arises from the willful misconduct or gross negligence of the Escrow Agent.

D. The Company shall promptly deliver copies to the Escrow Agent of any pleading or request for discovery served on it which might in any way affect the offering of the Shares.

E. This indemnity shall survive the termination of this Agreement.

6. No Property Rights in Escrow Account

During the term of this Agreement, none of the cash deposited in the Escrow Account shall become the property of the Company or any other entity, or be subject to the debts of the Company or any other entity, and, except as expressly provided herein with respect to payments by the Escrow Agent to the Company, the Escrow Agent shall make or permit no disbursement from the Escrow Account. The Escrow Agent shall not be required to make any disbursement until all funds deposited with it have cleared and been finally paid.

7. Offering Circular. The Company shall give the Escrow Agent immediate written notice of the date upon which the Offering Circular is effective and has furnished Escrow Agent with a copy of the Offering Circular.

8. Notices.

All notices and communications hereunder shall be in writing and shall be deemed to be duly given if sent by facsimile transmission, by U.S. Mail, or by private express delivery, to the respective addresses set forth at the end hereof. The Escrow Agent shall be obligated to accept notice only from the following individual, who is authorized to act under this Agreement on behalf of the Issuer: K.R. Whitney.

In the Case of the Company:

K.R. WHITNEY & COMPANY
260 E. Chestnut Street
Suite 1514
Chicago, IL 60611
Telephone Number (312) 648-2202
Fax Number (312)902-6434

In the Case of the Escrow Agent:

Community Banks of Colorado
Attention: Jean Burr
5690 D.C. Boulevard, Suite 450
Greenwood Village, Colorado 80111
Telephone Number (720) 529-3327
Fax Number (720) 529-3349
email: jburr@cobks.com

9. Successors and Assigns.

The rights created by this Agreement shall inure to the benefit of and the obligations created hereby shall be binding upon the successors and assigns of the Escrow Agent and the Issuer.

10. Construction.

This Agreement shall be construed and enforced according to the laws of the State of Colorado.

11. Term.

A. This Escrow Agreement shall terminate and the Escrow Agent shall be discharged of all responsibility hereunder at such time as this Agreement is terminated pursuant to paragraphs 3A or 11B of this Agreement.

B. Notwithstanding anything herein to the contrary, upon receipt of written notice from the Issuer that the offering of Shares has been terminated, the Escrow Agent shall return to each Subscriber, the subscription proceeds received and collected from him or her hereunder, without interest thereon, and at such time this Agreement will terminate.

C. In no event shall this Escrow Agreement be in effect for a period beyond that specified in paragraph 3 of this Agreement and, at that time, all sums shall be transferred pursuant to such paragraph 3A.

IN WITNESS WHEREOF, the parties hereto have executed this Escrow Agreement on the day and year first above written.

"Issuer"

K.R. WHITNEY & COMPANY

By: ________________________
K.R. Whitney, President

"Escrow Agent"

Community Banks of Colorado

By:
Jean L. Burr, Senior Vice President

EXHIBIT "A"

ESCROW FEES

Acceptance Fee: $500, plus $3.00 per returned check.

Exhibit 10.1

INDEPENDENT AUDITORS' CONSENT

Securities and Exchange Commission
Washington, D.C.

We consent to the use in this Offering Statement of K. R. Whitney & Company on Form 1-A, of our report dated March 31, 2003, appearing in the Prospectus, which is part of this Offering Statement.

We also consent to the reference to us under the heading "Experts" in such Prospectus.

Cordovano and Harvey, P.C.

Cordovano and Harvey, P.C.
Denver, Colorado
April 15, 2003

Exhibit 10.2 and 11.0

DAVID WAGNER & ASSOCIATES, P.C.
Attorneys and Counsellors at Law
8400 East Prentice Avenue
Penthouse Suite
Greenwood Village, Colorado 80111
Telephone (303) 793-0304
Facsimile (303) 409-7650

April 22, 2003

Board of Directors
JR Whitney & Company
260 E. Chestnut Street
Suite 514
Chicago, IL 60611

Gentlemen:

We have acted as counsel to JR Whitney & Company. (the "Company") in connection with the preparation of a Registration Statement on Form 1-A of which this opinion is a part, to be filed with the Securities and Exchange Commission (the "Commission"), for the sale by the Company of up to 1,000,000 shares of the Company's $0.0001 par value common stock (the "Common Stock").

In connection with rendering our opinion as set forth below, we have reviewed and examined originals or copies of such corporate records and other documents and have satisfied ourselves as to such other matters as we have deemed necessary to enable us to express our opinion hereinafter set forth.

Based upon the foregoing, it is our opinion that the shares of Common Stock being registered by the Company will be, upon issuance, validly issued and fully paid and non-assessable.

We hereby consent to the filing of this opinion as an Exhibit to the Registration Statement and to the reference to this firm under the caption "Legal Matters" in the Prospectus included in the Registration Statement.

Very truly yours,

DAVID WAGNER & ASSOCIATES, P.C.

David Wagner & Associates, P.C.